The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)5
Registration No. 333-143315

SUBJECT TO COMPLETION, DATED JANUARY 27, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 29, 2007

$100,000,000

COMMON STOCK

Century Aluminum Company is offering           shares of its common stock.

Our common stock trades on the NASDAQ Global Select Market® under the symbol “CENX.” On January 26, 2009, the last reported sale price of our common stock was $7.41 per share.

Investing in our common stock involves risks.  Before buying any of these shares you should carefully read the discussion of material risks of investing in our common stock in the section entitled “Risk Factors” beginning on page S-13 of this prospectus supplement.

We have granted the underwriters an option to purchase up to an additional           shares from us to cover over-allotments.

Proceeds to
		Underwriting	Century
		Discounts and	Aluminum
	Price to Public	Commissions	Company

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about          , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Underwriters

Credit Suisse	Morgan Stanley

The date of this prospectus supplement is          , 2009

Prospectus Supplement

Base Prospectus

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of common stock.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration statement, we may offer and sell shares of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with this prospectus supplement and the accompanying prospectus. We will provide without charge to each person, including any beneficial owner, to whom a prospectus supplement and the accompanying prospectus are delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus supplement and the accompanying prospectus but have not delivered with this prospectus supplement and the accompanying prospectus. You may request a copy of these filings and our restated certificate of incorporation, as amended, and amended and restated bylaws, by writing or telephoning us at: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary, or (831) 642-9300.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements included in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus, before making an investment decision. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of our common stock. Unless the context indicates otherwise, references in this prospectus supplement to “Century Aluminum Company,” “Century Aluminum,” “Century,” “we,” “our” and “us” refer to Century Aluminum Company and its subsidiaries.

Century Aluminum Company

Overview

We produce primary aluminum. Aluminum is an internationally traded commodity, and its price is effectively determined on the London Metal Exchange (“LME”). Our primary aluminum facilities produce value-added and standard-grade primary aluminum products. In 2004, we acquired the Grundartangi plant, a primary aluminum facility located in Iceland (“Grundartangi”), which became our first production facility located outside of the United States. Our current primary aluminum production capacity is 785,000 metric tons per year (“mtpy”). We had shipments of approximately 804,000 metric tons of primary aluminum in 2008 with net sales of approximately $2.0 billion.

In March 2008, Nordural Helguvik ehf, our wholly owned subsidiary, received a construction license and building permits and started the initial site preparation for a primary aluminum smelter to be constructed near Helguvik, Iceland. In light of the global economic crisis and weakening commodity prices, we are currently evaluating the Helguvik project’s cost, scope and schedule. During this evaluation process, we have significantly reduced spending on the project. See “Risk Factors — Construction at our Helguvik smelter site is under review” on page S-17.

In addition to our primary aluminum assets, we have 50 percent joint venture interests in the Gramercy alumina refinery, located in Gramercy, Louisiana (“Gramercy”), and a related bauxite mining operation in Jamaica. We also own a 40 percent stake in Baise Haohai Carbon Co., Ltd., a carbon anode and cathode facility located in the Guangxi Zhuang Autonomous Region of south China (“BHH”). The Gramercy refinery supplies substantially all of the alumina used for the production of primary aluminum at our Hawesville, Kentucky, facility (“Hawesville”). BHH supplies anodes to Grundartangi.

Recent Developments

Preliminary 2008 Financial Results

We intend to release our fourth quarter and full year audited financial results, per our normal process and schedule, around the third week of February 2009. We have not yet finalized our financial results for the fourth quarter of 2008, and, accordingly, the estimates set out below are subject to adjustments that could be material as we finalize our results. However, we currently expect results to show:

•	Direct shipments in the fourth quarter of 2008 to be approximately 132,000 metric tons and toll shipments in the fourth quarter of 2008 to be approximately 70,000 metric tons. Our facilities operated above their rated capacities.

•	Revenues in the fourth quarter of 2008 to be approximately $400 million, operating loss in the fourth quarter of 2008 to range from $60 to $74 million and depreciation and amortization expense to be approximately $21 million. The average cash LME aluminum price for the fourth quarter of 2008 was $1,821 per metric ton; on a one-month lag basis, it was $2,167 per metric ton. Operating loss for the fourth quarter of 2008 will be negatively impacted by inventory adjustments totaling $56 million reflecting the write-down of inventory to the lower-of-cost-or-market. Our results for the fourth quarter will reflect lower aluminum prices. Because our price realization is generally on a one-month lag to current LME prices, and because LME prices were stronger earlier in the fourth quarter of 2008, results in the first quarter of 2009 can be expected to more fully reflect the recent decline in aluminum prices.

•	Net income will be materially and negatively impacted by non-cash charges relating to potential year-end adjustments to the carrying value of certain assets, including:

•	An impairment charge to a portion of our long-lived assets ($1,301 million at September 30, 2008) may be required under Statement of Financial Accounting Standards No. (“FAS”) 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”;

•	An impairment charge to all or a portion of our goodwill ($95 million at September 30, 2008), relating to the acquisition of Nordural will be required under FAS 142, “Goodwill and Other Intangible Assets”; and

•	A valuation allowance against all or a significant portion of our deferred tax assets ($642 million at September 30, 2008) will be required under FAS 109, “Accounting for Income Taxes.”

Financial Position and Liquidity: Our financial position and liquidity have been and will continue to be materially adversely affected by declining aluminum prices. If prices remain at current levels or continue to decline, we will have to take additional action to reduce costs, including significant curtailment of our operations, in order to have the liquidity required to operate through 2009, and there can be no assurance that these actions will be sufficient.

Our consolidated cash and short-term investment balance at December 31, 2008 was approximately $143 million compared to $158.3 million at September 30, 2008. This amount includes $25 million borrowed under our revolving credit facility during the fourth quarter of 2008 and invested in highly rated short-term securities. The remaining availability under our revolving credit facility as of December 31, 2008 was approximately $35 million. This availability, which is determined based on eligible accounts receivables and inventories, has been negatively impacted by lower-of-cost-or-market adjustments that reduced inventory values. In addition, this availability has been reduced by the partial curtailment of production capacity at our Ravenswood, West Virginia, facility (“Ravenswood”), which has reduced the amount of our accounts receivable and inventory; further curtailments in production capacity would incrementally reduce working capital, further reducing availability under our revolving credit facility. To illustrate, if all of Ravenswood’s operations had been curtailed as of December 31, 2008, our remaining availability under our revolving credit facility would have been approximately $3.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cost Reduction Actions” on page S-34 for more information.

Because our U.S. operations are not cash flow positive at recent aluminum prices and our Icelandic operations are breaking even at recent prices, we will need sources of liquidity other than our operations to fund operations and investments. Forecasts of primary aluminum prices for 2009 recently published by various industry analysts have generally been in the range of $1,550 to $1,800 per metric ton. Based upon such price forecasts, and taking into account our current balance of cash and short-term investments, availability under our revolving credit facility and the anticipated proceeds of this offering, we would expect to have sufficient liquidity to fund our operations for approximately the next 18 months. If primary aluminum prices were to remain on average at or around recent levels of $1,350 per metric ton, we would expect such liquidity would be sufficient to fund our operations approximately until the end of 2009. We would expect to essentially break even on a cash from operations basis if 2009 primary aluminum prices were to average $1,900 per metric ton, and we estimate that an increase or decrease of $100 per metric ton in the 2009 estimate for average primary aluminum prices would result in a corresponding increase or decrease to our cash from operations of approximately $50 million. These estimates assume the operation of all of our capacity except the one potline that has been curtailed at Ravenswood. All of these estimates assume, based in part upon recent discussions with suppliers, some reduction in certain operating costs versus recent levels. We believe we also have options to further curtail operations. The result of such actions would, at recent metal prices, reduce our cash losses and thus improve our liquidity, even after accounting for the cost of implementing such actions. See “Aluminum prices have declined due to falling demand, which is adversely affecting our operations” on page S-4. Actual results could differ materially from our estimates if aluminum prices are different, any of our key assumptions as to our production levels and operating costs prove incorrect, we cannot obtain the liquidity we expect, changes in Icelandic rules limit our access to cash flow from our Icelandic operations, or due to any of the factors described under “Risk Factors” beginning on page S-13.

Potential Additional Sources of Liquidity

While we do not have other committed sources of capital, we believe we have identified potential alternative sources of liquidity in the near term in addition to our cash balances and short-term investments. Upon the possible closing of a new long-term power contract for Hawesville, we expect to receive a cash payment of $45 million (which cash payment would be partially offset by higher rates under the new contract thereafter); the possible closing is expected by early March 2009. This closing is subject to contractual conditions, which include obtaining the approvals of federal and state regulatory agencies; and we cannot assure whether or when the closing will occur. On January 16, 2009, we filed a claim for refund with the Internal Revenue Service (“IRS”) seeking a $10.1 million refund for estimated federal income taxes paid in respect of the 2008 tax year. We expect to receive this refund within 45 days of filing. In addition, we plan to file by the end of February 2009 a carryback refund claim under Section 6411 of the Internal Revenue Code of 1986, as amended, seeking refunds in the amounts of $56.3 million and $28.1 million, respectively, for federal income taxes paid in respect of the 2006 and 2007 tax years. Both of these claims relate, in part, to the federal income tax loss generated upon the termination in July 2008 of our forward financial sales contracts. We believe that the IRS is obligated to pay this claim within 90 days of our filing or it must begin to accrue interest on the claim. There can be no assurance that the IRS will pay the claim within the required period rather than accruing interest on the claim. Furthermore, if the claims are timely paid by the IRS, they could be subject to further challenge by the IRS in a subsequent audit proceeding, in which case we may be required to return to the IRS some or all of the refund and pay interest on the returned amount.

We believe the offering of common stock made by this prospectus supplement is a prudent course of action in the current uncertain environment. In addition to mitigating the risk to us of fluctuations in near-term primary aluminum prices, the anticipated net proceeds of this offering will allow us to consider cost reduction and other alternatives, including additional curtailments of production capacity, many of which have initial costs but may benefit us in the long-term. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Position and Liquidity: Our financial position and liquidity have been and will continue to be materially adversely affected by declining aluminum prices. If prices remain at current levels or continue to decline, we will have to take additional action to reduce costs, including significant curtailment of our operations, in order to have the liquidity required to operate through 2009, and there can be no assurance that these actions will be sufficient” on page S-36 for more information.

Recent Events at Ravenswood

As the rapid and significant deterioration in our industry’s conditions became evident during the second half of 2008, we began taking actions to reduce our overall cost base. Recently, we announced and began implementation of significant cost reduction actions at our production facilities. At Ravenswood, we suspended production of one potline, representing approximately 42,500 mtpy, or approximately 25% of the plant’s capacity. We have also agreed to reduce deliveries to Alcan, our major customer at Ravenswood. In addition, we issued a WARN Act notice on December 17, 2008, commencing a 60-day process which, at its conclusion, could lead to the curtailment of operations of the entire plant. We have initiated this process due to Ravenswood’s high operating cost in relation to our other facilities. Ravenswood’s aluminum production capacity is 170,000 mtpy.

During the 60-day WARN Act notice period, we are discussing with suppliers, union representatives and other key constituencies alternatives for reducing, on a temporary and permanent basis, Ravenswood’s operating costs. If, at the end of the 60-day notice period, we have not been able to produce sufficient cost savings which, when analyzed in the context of our view of near-term industry conditions and when measured against one-time and ongoing curtailment costs, support ongoing production, we expect to suspend operations of the entire plant in the first quarter of 2009. Since we issued the WARN Act notice, there have been substantial efforts on the part of all relevant constituencies to formulate a solution to keep Ravenswood operating, at least at the current rate of approximately 75% of capacity. These discussions have included, in addition to ourselves, Appalachian Power Company, the supplier of electric power to the plant, other principal suppliers of raw materials, the United Steelworkers of America (“USWA”) and senior elected political leaders who represent the Ravenswood region on a national and local level. While these discussions have been productive and encouraging to date, there can be no assurance that they will produce a set of results which will allow the plant’s continued operations. We have communicated to the various constituencies that, as a result of these efforts, operation of the plant under a reduced cost structure must compare favorably with other options available to us, which include curtailment of operations of the entire plant.

Aluminum prices have declined due to falling demand, which is adversely affecting our operations

The recent crisis in financial and credit markets has led to a pronounced downturn in global economic activity, which is expected to be long in duration. The global market for commodities has deteriorated in line with the decline in the global economy. Declining demand for aluminum products in developed and developing nations, increasing stocks on the LME and other locations, and a general lack of confidence in future economic conditions, have combined to produce an unprecedented decline in the LME price for aluminum. The average LME price has fallen 60% from its high on July 11, 2008 ($3,292 per metric ton), to January 27, 2009 ($1,309 per metric ton), with the rate of decline accelerating in the fourth quarter of 2008. This decline represents one of the most, if not the most, substantial and rapid in the history of recorded LME prices. The average LME price for primary aluminum dropped 53% in the second half of 2008 and, at December 31, 2008, was approximately 38% lower than at December 31, 2007. At January 27, 2009, the LME price for primary aluminum was $1,309 per metric ton, or 10% lower than at December 31, 2008. At recent primary aluminum prices, we believe at least two-thirds of global primary aluminum capacity, including all of our domestic facilities, is operating below cash breakeven. While this has led to some production curtailments, industry experts believe supply still outweighs weakened demand.

The decline in aluminum prices has adversely impacted our operations, particularly in our U.S. facilities, since our operating costs have not fallen to the degree that aluminum prices have dropped. Recently, we have seen certain operating costs begin to decrease. The pricing under our alumina contracts at Ravenswood and our Mt. Holly, South Carolina, facility (“Mt. Holly”) are linked to the LME price for primary aluminum; as a result, such costs have fallen. In addition, based upon discussions with our major suppliers, we believe certain of our other costs will decline in 2009 versus 2008. Other operating expenses may not decrease to any meaningful extent or, in certain cases, may even increase. None of our U.S. smelting capacity is profitable on a cash basis at recent primary aluminum prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Events” on page S-33 for more information.

We believe capital spending in 2009, excluding the modest activity which will continue on the Helguvik, Iceland, greenfield project, will be approximately $15 million compared to $60 million in 2008. In 2008, we expended approximately $72 million, of which $18 million was accrued at December 31, 2008, in capital expenditures for the Helguvik greenfield project, and, from inception through December 31, 2008, we expended approximately $84 million for Helguvik. We are currently evaluating the Helguvik project’s cost, scope and schedule in light of the global economic crisis and weakening commodity prices. During this evaluation process, we have significantly reduced spending on the project. See “Risk Factors — Construction at our Helguvik smelter site is under review” on page S-17.

We have ceased all discretionary operations-related spending at our production facilities, resulting in a cost decrease of approximately $13 million on an annualized basis compared to 2008. We have significantly reduced our selling, general and administrative (“SG&A”) spending and have ceased all discretionary programs. Based on current operating conditions, we believe SG&A will total approximately $31 million in 2009 compared to $48 million in 2008, of which reduction approximately $13 million is expected to result in cash savings. In addition, we recently announced and began implementation of significant cost reduction actions at our production facilities. See “— Recent Events at Ravenswood” above, and “Management’s

Discussion and Analysis of Financial Condition and Results of Operations — Recent Events” and “— Cost Reduction Actions” beginning on page S-33 for more information.

Economic and political conditions in Iceland have deteriorated

Economic conditions in Iceland have significantly deteriorated in recent months; the three major Icelandic banks were taken into government administration during the fourth quarter of 2008, and, on January 26, 2009, Iceland’s Prime Minister and his cabinet resigned, creating uncertainty regarding who will govern the country until elections scheduled to be held in May 2009. Approximately one-third of our existing primary aluminum production capacity is located in Iceland. In addition, our most significant new growth prospects are in Iceland. In order to operate our business and pursue our growth opportunities, we maintain cash management accounts in Iceland with Icelandic banks. As a result of concern about the stability of the Icelandic financial markets, cash management activities in Iceland have become more challenging. For example, the Icelandic government and the Central Bank of Iceland are restricting the free transfer of funds outside of Iceland. However, the Central Bank has, with the approval of the Minister of Business Affairs, provided an exemption to these restrictions to specified groups, which include us and our group of Icelandic companies. While we currently maintain essentially all of our Icelandic operating funds in accounts outside of Iceland, and are receiving substantially all of our customer payments in such accounts, a portion of our funds remain in the Icelandic banks to meet local working capital requirements. In addition, as payables become due in Iceland, we must transfer the funds through the Icelandic banking system.

On January 26, 2009, the Prime Minister of Iceland announced the resignation of his cabinet and called for a general election to select a new Parliament and Prime Minister. On January 27, 2009, the Icelandic president asked the opposition Social Democratic party to form a new government. The Social Democratic party has generally been less supportive of aluminum projects than the parties leading the prior government. While we cannot predict the outcome of the upcoming elections, uncertainty or instability in the Icelandic government could have an adverse effect on our business. See “Risk Factors — If economic and political conditions in Iceland continue to deteriorate, our financial position and results of operations could be adversely impacted” on page S-16 for more information.

Unwind of foreign currency forward contracts

During 2008, we entered into foreign currency forward contracts to hedge our exposure to fluctuations in the Icelandic krona (“ISK”) for our forecasted operations at Grundartangi and forecasted capital expenditures for the Helguvik project. In October 2008, following the substantial devaluation of the ISK versus the U.S. dollar, we reached an agreement with our counterparties and settled the remaining forward contracts that extended through September 2009. This settlement encompassed all of our remaining foreign currency forward contracts. We paid our counterparties approximately $30.2 million, an amount based on the intrinsic values of the contracts as determined by the forward curve on the date of settlement. The losses on the settlement of our forecasted operations costs were recorded in other comprehensive income and will be recognized in earnings over the original term of the forward contracts through September 2009. The losses on the effective portion of the settlement of our forecasted capital expenditures for Helguvik were recorded in other comprehensive income and will be capitalized and recognized in earnings over the useful life of the Helguvik assets. We recognized losses of approximately $16 million in the fourth quarter of 2008 on the ineffective portions of the forward contracts for the forecasted Helguvik capital expenditures. The ineffective portion of these forward contracts represents forward contract positions in excess of the revised forecast of Helguvik capital expenditures.

Final payment made for termination of forward financial sales contracts

In October 2008, we made the final $25 million principal payment to Glencore International AG (together with its subsidiaries, “Glencore”) in connection with the termination of primary aluminum forward financial sales contracts entered into in November 2004 and June 2005 with Glencore for the years 2006 through 2010 and 2008 through 2015, respectively (“Financial Sales Contracts”). On July 7, 2008, Century and Glencore agreed to terminate the Financial Sales Contracts upon the payment by Century to Glencore of $730.2 million in cash (with a portion being deferred) and upon the issuance by Century to Glencore of 160,000 shares of non-voting preferred stock, which shares are convertible under certain circumstances into common stock at a conversion ratio of 100 shares of common stock per each share of Series A Convertible Preferred Stock. See “Description of Stock — Preferred Stock” beginning on page S-42 for more information. As of January 23, 2009, Glencore beneficially owned 155,787 shares of our Series A Convertible Preferred Stock, that are convertible under certain circumstances into 15,578,718 shares of common stock. As of the date of this prospectus supplement, we believe that Glencore is the beneficial owner of approximately 30.2% of our issued and outstanding common stock.

Together, the shares of our common stock and preferred stock beneficially owned by Glencore give Glencore an approximate 47% economic ownership of Century. Subject to certain limited exceptions, Glencore has agreed not to vote more than 28.5% of our voting securities nor, subject to certain limited exceptions, acquire more than 28.5% of our voting securities until April 8, 2009. We have agreed with Glencore that if we make a widely distributed public offering for cash and Glencore is not permitted to maintain its 47% economic ownership of us at 47% in such offering, Glencore can purchase in the open market enough voting securities to maintain its 47% economic ownership interest in us. Following the closing of our public offering of common stock on July 16, 2008, Glencore purchased shares of our common stock in the open market to maintain its economic interest in us at 47%. As a result of such purchases, Glencore increased its beneficial ownership of our common stock to approximately 30.2%. Glencore has agreed that any voting securities held by Glencore in excess of 28.5% until April 8, 2009, will be voted by our Board of Directors. Subject to certain limited exceptions, from April 8, 2009 to January 7, 2010, Glencore may not acquire more than 49% of our voting securities. Glencore also has agreed to forego or restrict certain actions until April 8, 2009, including unsolicited business combination proposals, tender offers, proxy contests and sales of its common and preferred shares. We have given Glencore registration rights whereby we have agreed, from time to time, subject to certain restrictions, to register with the SEC the offer and sale of the common stock into which the preferred shares are convertible. For additional information about the Series A Convertible Preferred Stock, see “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock” beginning on page S-42.

Based on discussions with Glencore, Glencore has indicated interest in subscribing to a significant portion of this offering. Glencore has not made such a subscription and will not enter into a binding agreement, if at all, until the pricing of this offering. We have entered into an agreement with Glencore to amend the terms of our Standstill and Governance Agreement to increase the percentage of our voting securities that Glencore may acquire prior to April 7, 2009 and to allow Glencore to exercise voting rights with respect to any shares of our common stock it purchases in this offering. See “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock — Standstill and Governance Agreement” beginning on page S-44.

Risk Factors

An investment in our common stock involves various risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” commencing on page S-13 of this prospectus supplement and the risk factors incorporated by reference, as the same may be updated or supplemented by our future filings with the SEC that are incorporated by reference into this prospectus supplement, before making any investment in our common stock. Some statements contained in this prospectus supplement, the accompanying prospectus or in documents incorporated by reference herein or therein are “forward-looking statements.” You should not place undue reliance on forward-looking statements because they are subject to a variety of risks that may cause material differences between our actual and anticipated results, performance or achievements. See “Forward-Looking Statements” on page S-27.

THE OFFERING

Common stock offered by us	shares

Common stock outstanding prior to completion of the offering	49,052,692 shares(1)

Common stock to be outstanding after the offering	shares(1)

Underwriters’ over-allotment option	shares

Common stock to be outstanding after this offering, assuming exercise of the underwriters’ over-allotment option in full	shares(1)

Use of proceeds	We expect to receive approximately $94.0 million in net proceeds (after underwriting discounts and commissions of approximately $5.0 million and offering expenses of approximately $1.0 million) from this offering, or approximately $108.3 million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from the sale of our common stock under this prospectus supplement for general corporate purposes. See “Use of Proceeds” on page S-27.

Nasdaq Global Select Market Symbol	“CENX”

(1)	Based on shares of common stock outstanding as of December 31, 2008. This number excludes approximately 886,000 shares of our common stock issuable upon exercise of outstanding stock options, service based awards and performance share units under our stock option plans, or 155,787 shares of our Series A Convertible Preferred Stock, that are convertible under certain circumstances into 15,578,718 shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial data for the three years ended December 31, 2007 are derived from the audited consolidated financial statements of Century Aluminum Company. The financial data for the nine months ended September 30, 2008 and 2007 are derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, which are of a normal and recurring nature, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

Our summary historical results of operations include:

•	the results of operations from our 130,000 mtpy expansion of Grundartangi which was completed in the fourth quarter of 2006; and

•	the results of operations from our 40,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2007.

	Nine Months
	Ended September 30,		Year Ended December 31,
	2008(1)	2007(2)	2007(3)	2006(4)	2005(5)
	(Unaudited)
	(In thousands, except per share and per pound data)

Net sales	$1,568,578	$1,366,033	$1,798,163	$1,558,566	$1,132,362
Gross profit	374,202	303,540	363,463	348,522	161,677
Operating income	330,232	262,756	303,543	309,159	126,904
Net income (loss)	(198,164)	11,054	(101,249)	(40,955)	(116,255)
Earnings (loss) per share
Basic	$(4.57)	$0.31	$(2.72)	$(1.26)	$(3.62)
Diluted	$(4.57)	$0.29	$(2.72)	$(1.26)	$(3.62)
Total assets	$2,794,817	$2,484,371	$2,578,271	$2,185,234	$1,677,431
Total debt(6)	457,815	452,815	432,815	772,251	671,901
Long-term debt(7)	250,000	270,000	250,000	559,331	488,505
Net cash (used in) provided by operating activities	$230,759	$(40,740)	$(5,755)	$185,353	$134,936
Adjusted net cash provided by operating activities(8)	$204,875	$217,987	$274,414	$185,353	$134,936
Earnings (loss) before income taxes and equity in earnings of joint ventures	(415,601)	(39,693)	(230,743)	(109,079)	(207,655)
EBITDA(9)	$391,547	$317,065	$378,301	$385,277	$182,877
Cash paid to settle current portion of terminated financial sales contracts liability	(115,019)	(78,248)	(98,259)	(54,236)	—
Adjusted EBITDA(10)	$276,528	$238,817	$280,042	$331,041	$182,877
Other information:
Shipments — Primary aluminum
Direct shipment pounds (000)	881,502	878,670	1,171,889	1,152,617	1,153,731
Toll shipment pounds (000)(11)	444,602	375,345	518,945	346,390	203,967
Average LME per pound	$1.281	$1.226	$1.197	$1.166	$0.861
Average Midwest premium per pound	$0.042	$0.031	$0.031	$0.055	$0.056
Average realized price per pound:
Direct shipments	$1.30	$1.15	$1.13	$1.09	$0.86
Toll shipments	$0.95	$0.94	$0.91	$0.88	$0.67

(1)	Net income (loss) includes an after-tax charge of $466.2 million, or $10.76 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(2)	Net income (loss) includes an after-tax charge of $172.1 million, or $4.79 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(3)	Net income (loss) includes an after-tax charge of $328.3 million, or $8.83 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(4)	Net income (loss) includes an after-tax charge of $241.7 million, or $7.46 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting and by a gain on the sale of surplus land.

(5)	Net income (loss) includes an after-tax charge of $198.2 million, or $6.17 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(6)	Total debt includes all long-term debt obligations and any debt classified as short-term obligations, including, current portion of long-term debt, the Industrial Revenue Bonds (“IRBs”), the 1.75% convertible senior notes, and the deferred payment amount payable under the deferred settlement agreement.

(7)	Long-term debt obligations are all payment obligations under long-term borrowing arrangements, excluding the current portion of long-term debt.

(8)	We define adjusted net cash provided by operations as net cash provided by (used in) operating activities, including the net change in short term investments due to their liquidity and adding back the cash used at closing to settle a portion of the termination transaction. Our calculations of adjusted net cash provided by operations may not be comparable to similarly titled measures reported by other companies due to differences in the components used in their calculations. We believe the presentation of adjusted net cash provided by operations is a useful measure that helps investors evaluate our capacity to fund ongoing cash operating requirements, including capital expenditures and debt service obligations, and to make acquisitions or other investments. Adjusted net cash provided by operations should not be considered as a substitute for cash flows from operating activities as determined in accordance with GAAP. The reconciliations of adjusted net cash provided by operations to its most comparable GAAP financial measure (net cash provided by (used in) operations) is provided below.

	Nine Months
	Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)

Net cash provided by (used in) operating activities	$230,759	$(40,740)	$(5,755)	$185,353	$134,936
Change in short-term investments — net	(250,884)	258,727	280,169	—	—
Cash used for termination transaction at closing	225,000	—	—	—	—

Adjusted net cash provided by operating activities	$204,875	$217,987	$274,414	$185,353	$134,936

(9)	EBITDA is defined as income (loss) before income taxes and equity in earnings of joint ventures adjusted to exclude: (i) interest expense, net; (ii) depreciation and amortization; and (iii) net loss on forward contracts. Our calculations of EBITDA may not be comparable to similarly titled measures reported by other companies due to differences in the components used in their calculations. We believe the presentation of EBITDA is a useful measure that helps investors evaluate our capacity to fund ongoing cash operating requirements, including capital expenditures and debt service obligations, and to make acquisitions or other investments. EBITDA should not be considered a substitute for income (loss) before taxes as determined in accordance with GAAP. A reconciliation of EBITDA to its most comparable GAAP financial measure is provided in Note 10 below.

(10)	Adjusted EBITDA is defined as EBITDA less cash paid to settle the current portion of the terminated financial sales contracts liability. Our calculations of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies due to differences in the components used in their calculations. We believe the presentation of Adjusted EBITDA is a useful measure that helps investors evaluate our capacity to fund ongoing cash operating requirements, including capital expenditures and debt service obligations, and to make acquisitions or other investments. Adjusted EBITDA should not be considered a substitute for income (loss) before taxes as determined in accordance with GAAP. A reconciliation of Adjusted EBITDA to its most comparable GAAP financial measure is provided below.

	Nine Months
	Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)

Loss before income taxes and equity in earnings of joint ventures	$(415,601)	$(39,693)	$(230,743)	$(109,079)	$(207,655)
ADJUSTMENTS:
Net loss on forward contracts	731,195	279,897	508,875	389,839	309,698
Depreciation and amortization	62,912	57,735	78,060	69,220	56,533
Interest expense — net	13,041	19,126	22,109	35,297	24,301

EBITDA	$391,547	$317,065	$378,301	$385,277	$182,877
Less: Cash settlement payments for terminated financial sales contracts liability	(115,019)	(78,248)	(98,259)	(54,236)	—

Adjusted EBITDA	$276,528	$238,817	$280,042	$331,041	$182,877

(11)	Grundartangi completed a 40,000 mtpy expansion project to 260,000 mtpy capacity in the fourth quarter of 2007. Grundartangi completed a 130,000 mtpy expansion project to 220,000 mtpy capacity in the fourth quarter of 2006.

RISK FACTORS

Investment in the common stock offered pursuant to this prospectus supplement and the accompanying prospectus involves risks. You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision. The risks and uncertainties described below and in our filings with the SEC incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect us. If any of the risks described below or in our filings with the SEC occur, our business, financial condition or results of operations could be materially harmed.

Recent declines in aluminum prices have adversely affected our financial position and results of operations and could result in curtailment of operations at one or more of our facilities if alternate sources of liquidity are not available or prices do not increase.

The price of aluminum is frequently volatile and changes in response to general economic conditions, expectations for supply and demand growth or contraction and the level of global inventories. The recent crisis in financial and credit markets has led to a pronounced downturn in global economic activity, which is expected to be long in duration. The global market for commodities has deteriorated in line with the decline in the global economy. The Chinese market has become a significant source of global demand for primary aluminum and now represents approximately one-third of global aluminum demand. China’s demand for aluminum has more than doubled in the last five years, but demand growth has recently declined significantly. Declining demand for aluminum products in developed and developing nations, increasing stocks on the LME and other locations, and a general lack of confidence in future economic conditions, have combined to produce an unprecedented decline in the LME price for aluminum. The price we realize for our products is primarily set on the LME; we have no ability to influence this price. The average LME price has fallen 60% from its high on July 11, 2008 ($3,292 per metric ton), to January 27, 2009 ($1,309 per metric ton), with the rate of decline accelerating in the fourth quarter of 2008. This decline represents one of the most, if not the most, substantial and rapid in the history of recorded LME prices. The average LME price for primary aluminum dropped 53% in the second half of 2008 and, at December 31, 2008, was approximately 38% lower than at December 31, 2007. At January 27 2009, the LME price for primary aluminum was $1,309 per metric ton, or 10% lower than at December 31, 2008.

Any decline in aluminum prices adversely affects our business, our financial position, our results of operations and our cash flows. Sustained depressed prices for aluminum could have a material adverse impact on our financial position, results of operations and cash flows. At recent primary aluminum prices, we believe at least two-thirds of global primary aluminum capacity, including all of our domestic facilities, is operating below cash breakeven. Recently, we have seen certain operating costs begin to decrease. The pricing under our alumina contracts at Ravenswood and Mt. Holly are linked to the LME price for primary aluminum; as a result, such costs have fallen. In addition, based upon discussions with our major suppliers, we believe certain of our other costs will decline in 2009 versus 2008. However, other operating expenses may not decrease to any meaningful extent or, in certain cases, may even increase. If the price we realize for our products continues to be below our cost of production, we will have to rely on other sources of liquidity to fund our operations. If primary aluminum prices were to remain at recent levels for the entirety of 2009, or were to decline further, our liquidity would be at risk. Potential sources of liquidity could include additional issuances of equity, debt issuances, prepaid aluminum sales, asset sales and sales of minority interests in our operations. We cannot assure you that any of these financing alternatives will be available or, if available, that they will be successfully completed. If we were unable to access alternate sources of liquidity, we could be forced to suspend additional operations at one or more of our facilities and our financial position and results of operations would be materially adversely affected. Such a suspension would require cash expenditures which we might not be able to fund. There can be no assurances that in current market conditions we will be able to secure the required alternative sources of liquidity to fund our operations.

A continuation or worsening of global financial and economic conditions could adversely impact our financial position and results of operations.

The recent global financial and credit market disruptions have reduced the availability of liquidity and credit generally necessary to fund expansion of global economic activity. The shortage of liquidity and credit, combined with recent substantial reductions in asset values, could lead to an extended worldwide economic recession. The general slowdown in economic activity caused by the recent domestic recession and difficult international financial and economic conditions will adversely affect our business, as the demand for primary aluminum has been reduced and the price of our products have fallen. A continuation or worsening of the current difficult financial and economic conditions could adversely affect our customers’ ability to meet the terms of sale and could have a material adverse impact on our financial position, results of operations and cash flows.

On October 3, 2008, President George W. Bush signed into law the Emergency Economic Stabilization Act of 2008 (the “EESA”). This legislation was in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to the EESA, the U.S. Treasury was granted the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions or, alternatively, invest in debt and equity securities of investment banks and other financial institutions, in each case for the purpose of stabilizing and providing liquidity to the U.S. financial markets. As the financial crisis has unfolded, the plans of the U.S. government have shifted with regard to the appropriate measures to stabilize the financial markets. There can be no assurance as to the actual impact of the government’s efforts on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of these efforts to help stabilize the financial markets, and a continuation or worsening of current financial market conditions, could further reduce the availability of liquidity and credit and could materially and adversely affect us.

More recently, the three major automobile manufacturers in the U.S. have encountered serious financial difficulties as automotive sales and production have substantially declined, and two of them have received financial assistance from the federal government. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the U.S. and global economies which, in turn, could worsen the conditions of the markets which directly affect the demand for our products. The automotive industry is a significant user of aluminum, and these difficulties have compounded the decline in aluminum demand and pricing.

Our ability to access the credit and capital markets on acceptable terms to obtain funding for our operations and capital projects may be limited due to the deterioration of these markets.

Although in the past we have generally been able to generate funds from our operations to pay our operating expenses and fund our capital expenditures and other obligations, our ability to continue to meet these cash requirements in the future could, depending upon the future price of aluminum (over which we have no control) and our future capital programs (over which we have control), require substantial liquidity and access to sources of funds, including from capital and credit markets. Changes in global economic conditions, including material cost increases and decreases in economic activity, and the success of plans to manage costs, inventory and other important elements of our business, may significantly impact our ability to generate funds from operations. Forecasts of primary aluminum prices for 2009 recently published by various industry analysts have generally been in the range of $1,550 to $1,800 per metric ton. Based upon such price forecasts, and taking into account our current balance of cash and short-term investments, availability under our revolving credit facility and the anticipated proceeds of this offering, we would expect to have sufficient liquidity to fund our operations for approximately the next 18 months. However, if (1) primary aluminum prices were to remain on average at or around recent levels, or were to decline further, or (2) our expected liquidity sources, none of which is contractually committed, does not materialize, or (3) our costs are higher than contemplated, or (4) we suffer unexpected production outages, or (5) Icelandic laws change and limit our access to cash flow there, we would need to identify additional sources of liquidity sooner and the period of time for which we would be confident in our liquidity position would be shorter. At recent primary aluminum prices of $1,350 per metric ton, we would expect that we would have sufficient liquidity to fund our operations until approximately the end of 2009. These estimates assume some reduction in our operating costs versus recent levels. The assumptions are partly derived from our recent discussions with suppliers and our continuing cost reductions across our Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cost Reduction Actions” on page S-34 for more information. Actual results could differ materially from our estimates if any of these key assumptions prove incorrect, in which case we would need to identify additional sources of liquidity. Current conditions have made, and will likely continue to make, it difficult to obtain new funding for our operating and capital needs, if required, from the credit and capital markets. In particular, the cost of raising money in the debt and equity capital markets has increased, while the availability of funds from those markets has diminished and we have limited available committed financing. Also, as a result of concern about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining funding from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers. An inability to access capital and credit markets could be expected to have an adverse effect on our results of operations and financial position.

Our consolidated cash and short-term investment balance at December 31, 2008 was approximately $143 million. This amount includes $25 million borrowed under our revolving credit facility during the fourth quarter of 2008 and invested in highly rated short-term securities. The remaining availability under our revolving credit facility as of December 31, 2008 was approximately $35 million. This availability, which is determined based on eligible accounts receivables and inventories, has been negatively impacted by lower-of-cost-or-market adjustments that reduced inventory values. In addition, this availability has been reduced by the partial curtailment of production capacity at Ravenswood, which has reduced the amount of our accounts receivable and inventory; further curtailments in production capacity would incrementally reduce working capital, further reducing availability under our revolving credit facility. Due to the recent downturn in the financial markets, including the issues surrounding the solvency of many institutional lenders and the recent failure of several banks, we may be unable to utilize the full borrowing capacity under our credit facility if any of the committed lenders is unable or unwilling to fund their respective portion of any funding request we make under our credit facility. In addition, the lenders under our revolving credit facility have the ability to modify the reserve criteria in the facility, which could further reduce our borrowing base. As a result, liquidity available to us under the revolving credit facility could be reduced. Finally, our revolving credit facility will mature in September 2010, and the holders of our $175 million (principal amount) convertible notes have an option to require us to repurchase all or any portion of these securities at par in August 2011, which will increase our liquidity needs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Position and Liquidity: Our financial position and liquidity have been and will continue to be materially adversely affected by declining aluminum prices. If prices remain at current levels or continue to decline, we will have to take additional action to reduce costs, including significant curtailment of our operations, in order to have the liquidity required to operate through 2009, and there can be no assurance that these actions will be sufficient.” on page S-36 for additional information about our sources of liquidity.

Due to these factors, we cannot be certain that funding for our operating or capital needs will be available from the credit and capital markets if needed and to the extent required, or on acceptable terms. If funding is not available when needed, or is available only on unacceptable terms, we may be unable to respond to competitive pressures or fund operations, any of which could have a material adverse effect on our revenues, results of operations and financial position.

The recent turmoil in the financial markets could have adverse effects on our pension funding obligations.

We maintain two qualified defined benefit plans, and contribute to a third, on behalf of our employees. As a result of poor investment returns in 2008 due to the global financial crisis, we expect that the benefit plans we maintain will be underfunded as of December 31, 2008, and could require significant cash contributions in 2010, further stressing our liquidity position. If capital markets remain depressed, pension fund balances would remain reduced and additional cash contributions to the pension funds would be required.

If economic and political conditions in Iceland continue to deteriorate, our financial position and results of operations could be adversely impacted.

Approximately one-third of our existing primary aluminum production capacity is located in Iceland. In addition, our most significant new growth prospects are in Iceland. In order to operate our business and pursue our growth activities, we maintain cash management accounts in Iceland with Icelandic banks. The three major Icelandic banks were taken into government administration during the fourth quarter of 2008, and, on January 26, 2009, Iceland’s Prime Minister and his cabinet resigned, creating uncertainty regarding who will govern the country until elections scheduled to be held in May 2009. As a result of concern about the stability of the Icelandic financial markets, cash management activities in Iceland have become more challenging. For example, the Icelandic government and the Central Bank of Iceland are restricting the free transfer of funds outside of Iceland. In furtherance of this, on November 28, 2008, the Central Bank of Iceland adopted rules regarding the movement of foreign currency within and outside of Iceland. The rules are broad and impose many restrictions on the movement of foreign currencies outside of Iceland. By letter dated December 22, 2008, we were notified that we and our subsidiaries are exempt from these foreign currency rules. However, we cannot control further actions by the Central Bank of Iceland, which might restrict our ability to transfer funds through the Icelandic banking system and outside of Iceland. While we currently maintain essentially all of our Icelandic operating funds in accounts outside of Iceland, and are receiving substantially all of our customer payments in such accounts, a portion of our funds remain in the Icelandic banks to meet local working capital requirements. In addition, as payables become due in Iceland, we must transfer funds through the Icelandic banking system. The Icelandic government has fully guaranteed all of the accounts in the Icelandic banks. However, if economic and financial conditions in Iceland deteriorate, or if counterparties and lenders become unwilling to engage in normal banking relations with and within Iceland, our ability to pay vendors, process payroll and receive payments could be adversely impacted. In addition, the collapse of the Icelandic banking system, combined with other factors, has resulted in a significant deterioration in the general economic conditions in the country. While our business in Iceland is currently operating without significant difficulties, further impacts, if any, of these developments are uncertain and cannot be estimated at this time.

On January 26, 2009, the Prime Minister of Iceland announced the resignation of his cabinet and called for a general election to select a new Parliament and Prime Minister. On January 27, 2009, the Icelandic president asked the opposition Social Democratic party to form a new government. The Social Democratic party has generally been less supportive of aluminum projects than the parties leading the prior government. While we cannot predict the outcome of the upcoming elections, uncertainty or instability in the Icelandic government could have an adverse effect on our business.

The market price of our common stock has declined significantly, may continue to be volatile, and may decline further.

As a result of the global economic crisis and the global decline in aluminum prices, the market price of our common stock has declined significantly in recent months, and it may continue to be volatile. From January 1, 2008, through January 23, 2009, the intra-day sales price of our common stock on NASDAQ ranged from $4.35 to $80.52 per share. In addition, the securities markets have experienced significant price and volume fluctuations. The market price for our common stock may be affected by a number of factors, including actual or anticipated variations in our quarterly results of operations, expectations about the future price of aluminum, changes in earnings estimates or recommendations by securities analysts, changes in research coverage by securities analysts, any announcement by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments, developments in the aluminum industry, including with respect to our major competitors, and sales of substantial numbers of shares by current holders of our common stock in the public market. In addition, general economic, political and market conditions and other factors unrelated to our operating performance may cause the market price of our common stock to be volatile. We cannot predict the price at which our common stock will trade in the future, and it may continue to decline.

Our planned construction and development activities require substantial capital. We may be unable to obtain needed capital or financing on satisfactory terms or at all, which could delay or curtail our planned construction projects.

In light of current global financial and economic conditions, we are reviewing our capital plans and reducing, stopping or deferring all non-critical capital expenditures in our existing smelters. We have made and continue making capital expenditures for the construction and development of our new Helguvik smelter project. In 2008, we expended approximately $72 million in capital expenditures for the Helguvik greenfield project, and, from inception through December 31, 2008, we expended approximately $84 million for Helguvik. We are currently evaluating the Helguvik project’s cost, scope and schedule in light of the global economic crisis and weakening commodity prices. During this evaluation process, we have significantly reduced spending on the project; we expect that capital expenditures on this project during the first half of 2009 will be in the range of $25 to $30 million until and unless a decision is made to restart major construction and engineering activities. This amount includes approximately $15 million for deferred payments to suppliers. See “— Construction at our Helguvik smelter site is under review” below.

We intend to finance our future capital expenditures from our cash flow from operations and from future capital raising. We may be unable to issue additional debt or equity securities, or to issue these securities on attractive terms, due to a number of factors including a lack of demand, poor economic conditions, unfavorable interest rates or our financial condition or credit rating at the time. Continued turbulence in the U.S. and international markets and economy may adversely affect our liquidity, our ability to access the capital markets and our financial condition. If additional capital resources are unavailable, we may further curtail construction and development activities.

Construction at our Helguvik smelter site is under review.

We are currently evaluating the Helguvik project’s cost, scope and schedule in light of the global economic crisis and weakening commodity prices. During this evaluation process, we have significantly reduced spending on the project. We cannot be certain when or if we will restart major construction and engineering activities or ultimately complete the Helguvik project or, if completed, that the Helguvik smelter would operate in a profitable manner. We will not realize any return on our significant investment in the Helguvik project until we are able to commence Helguvik operations in a profitable manner. If we fail to achieve operations, we may have to recognize a loss on our investment, and a loss of our investment would have a negative impact on our future earnings.

If we decide to proceed, this project is subject to various contractual approvals and conditions. There can be no assurance that we will receive the necessary approvals to proceed with construction of our Helguvik smelter, on a timely basis or at all. In addition, such approvals as we do receive may be subject to conditions that are unfavorable or make the project impracticable or less attractive from a financial standpoint. Even if we receive necessary approvals on terms that we determine are acceptable, the construction of this project is a complex undertaking. There can be no assurance that we will be able to complete the project within our projected budget and schedule. In addition, unforeseen technical difficulties could increase the cost of the project, delay the project or render the project not feasible. Any delay in the completion of the project or increased costs could have a material negative impact on our financial performance and future prospects. To successfully execute this project, we will also need to arrange additional financing and either enter into tolling arrangements or secure a supply of alumina.

We may be required to write down the value of certain assets.

We are required to perform various analyses related to the carrying value of various tangible and intangible assets annually or whenever events or circumstances indicate that their net carrying amount may not be recoverable. Given the current lack of profitability of certain of our production facilities and, more generally, global economic conditions, which in part drive assumptions for the future in such analyses, we could have significant adjustments in the carrying value at December 31, 2008, for certain assets. As of the date of this prospectus supplement, and subject to further analysis and audit, we believe an impairment charge to reduce the carrying value of a portion of our long-lived assets ($1,301 million at September 30, 2008) may be required under Statement of Financial Accounting Standards No. (“FAS”) 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We believe an impairment charge to reduce the carrying value of all or a portion of our goodwill ($95 million at September 30, 2008) relating to the acquisition of Nordural will be required under FAS 142, “Goodwill and Other Intangible Assets.” We also believe a valuation allowance against all or a significant portion of our deferred tax assets ($642 million at September 30, 2008) will be required under FAS 109, “Accounting for Income Taxes.” Management will continue to evaluate the size of the impairments and valuation allowance, which could be very significant. Any such adjustments would be in the form of a non-cash charge which would reduce our earnings for the fourth quarter and full year 2008 and reduce our balance of retained earnings as of December 31, 2008.

Our credit ratings have been recently changed by two major credit rating agencies.

Two major credit rating agencies have recently changed the status of our ratings on a general basis and of our specific debt securities. On December 16, 2008, Standard & Poor’s put our “BB-” corporate credit rating on CreditWatch with negative implications. An obligor rated “BB” is less vulnerable in the near term than other lower-rated obligors; however, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments. A “BB-” rating shows the obligor’s relative standing within the rating category. The CreditWatch listing reflects the rating agency’s concern that the recent steep decline in aluminum prices will have a significant impact on our operating results and liquidity. On December 17, 2008, Moody’s Investors Service downgraded our credit rating to “B2” from “Ba3” and kept our ratings under review for further possible downgrade. Moody’s has stated the “B2” corporate family rating reflects Moody’s expectation that earnings and cash flow will be pressured by the impact of substantially lower aluminum prices on our higher cost U.S. operations. According to Moody’s, a “B2” rating is given to a speculative investment that lacks characteristics of a desirable investment. A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization and each rating should be evaluated independently of any other rating. These recent actions by Standard & Poor’s and Moody’s, and any further actions the credit rating agencies may take, could negatively impact our ability to access liquidity in the credit markets in the future and could lead to worsened trade terms, increasing our liquidity needs.

The cyclical nature of the aluminum industry causes variability in our earnings and cash flows.

Our operating results depend on the market for primary aluminum, which is a highly cyclical commodity with prices that are affected by global demand and supply factors and other conditions. Historically, aluminum prices have been volatile, and we expect such volatility to continue. Currently, we are experiencing unfavorable global economic conditions and a substantial decline in worldwide demand for primary aluminum. Declines in primary aluminum prices reduce our earnings and cash flows. This downturn in aluminum prices has significantly reduced the amount of cash available to meet our current obligations and fund our long-term business strategies. As the rapid and significant deterioration of our industry’s conditions became evident in the second half of 2008, we began taking actions to reduce our overall cost base. We believe capital spending in 2009, excluding the modest activity which will continue on the Helguvik, Iceland, greenfield project, will be approximately $15 million compared to $60 million in 2008. We have ceased all discretionary operations-related spending at our production facilities. We have significantly reduced our SG&A spending and have ceased all discretionary programs. Recently, we announced and began implementation of significant cost reduction actions at our production facilities. At Ravenswood, we suspended production of one potline, representing approximately 25% of the plant’s capacity. In addition, we issued a WARN Act notice on December 17, 2008, commencing a 60-day process which, at its conclusion, could lead to the curtailment of operations of the entire plant. A continued downturn in primary aluminum prices may force further curtailment of all or a portion of our operations at one or more facilities. Construction activity at our greenfield smelter project near Helguvik, Iceland, has been reduced to a modest level, pending an ongoing review of the project. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Events” and “— Cost Reduction Actions” beginning on page S-34.

Our molten aluminum sales at Ravenswood and Hawesville are subject to long-term sales contracts which limit our ability to cut costs and create dependence on two major customers.

None of our U.S. smelting capacity is profitable on a cash basis at recent primary aluminum prices. We are currently assessing cost reduction actions in light of these unfavorable economic conditions. For example, we have curtailed production of one potline at Ravenswood. In addition, other operations at our facilities could be curtailed unless the LME selling price for aluminum stabilizes and we are able to materially reduce costs and stem monthly losses. We have contracts with Alcan and Southwire which are due to expire in August 2009 and March 2011, respectively. These contracts obligate us to deliver required quantities of aluminum which limit our ability to cut costs by curtailing operations. In addition, our contract with Southwire requires us to deliver molten metal. Even if we were to curtail operations at these facilities, which we did to some extent when we renegotiated our contract with Alcan in January 2009, we will continue to incur costs under these contracts to meet our contractual obligations, including potentially securing other aluminum to satisfy our obligations.

In addition, if LME prices improve, the loss of Alcan or Southwire as a customer could increase our production costs at these facilities and increase our sales and marketing costs. Approximately 37.2% of our consolidated net sales for 2008 were derived from sales to Alcan and Southwire. Alcan’s facility is located adjacent to Ravenswood and Southwire’s facility is located adjacent to Hawesville. Due to this proximity, we are able to deliver molten aluminum to these customers, thereby eliminating our casting and shipping costs and our customers’ freight and remelting costs and reducing our sales and marketing costs. We may be unable to extend or replace these contracts when they terminate. If we are unable to renew these contracts when they expire or if either customer significantly reduces its purchases under those contracts, we would incur higher casting and shipping costs and potentially higher sales and marketing costs. Neither Ravenswood nor Hawesville is currently qualified to sell metal directly to the LME; if these facilities were required to make sales outside of these long-term contracts prior to us receiving this qualification, these sales would likely require the services of third party agents which would require us to incur additional costs. There can be no assurance that our current initiatives to qualify each of these plants will be successful.

We would be required to incur substantial costs in order to curtail unprofitable aluminum production.

None of our U.S. smelting capacity is profitable on a cash basis at recent primary aluminum prices, and we are currently assessing cost reduction actions, including the curtailment of production at unprofitable facilities, in light of these unfavorable economic conditions. We have already curtailed production of one potline at Ravenswood and additional operations at our facilities could be curtailed unless the LME selling price for aluminum stabilizes and we are able to materially reduce costs and stem monthly losses. Curtailing unprofitable production in order to reduce our operating costs could require us to incur substantial expense, both at the time of the curtailment and ongoing. These facilities are subject to contractual and other fixed costs that will continue even if we curtail operations at these facilities. These costs would reduce the cost-saving advantages of curtailing unprofitable aluminum production. In addition, the prospect of these costs limits our flexibility to curtail all of our unprofitable production.

Losses caused by disruptions in the supply of power would reduce the profitability of our operations.

We use large amounts of electricity to produce primary aluminum. Any loss of power which reduces the amperage to our equipment or causes an equipment shutdown would result in a reduction in the volume of molten aluminum produced, and sudden losses of power may result in the hardening or “freezing” of molten aluminum in the pots where it is produced. Interruptions in the supply of electrical power to our facilities can be caused by a number of circumstances, including unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. If such a condition were to occur, we may lose production for a prolonged period of time and incur significant losses. We maintain property and business interruption insurance to mitigate losses resulting from catastrophic events, but are required to pay significant amounts under the deductible provisions of those insurance policies. In addition, the coverage under those policies may not be sufficient to cover all losses, or may not cover certain events. Certain of our insurance policies do not cover any losses that may be incurred if our suppliers are unable to provide power during periods of unusually high demand. Certain losses or prolonged interruptions in our operations may trigger a default under our revolving credit facility.

The cost of alumina used at Hawesville may be higher than under our LME-based alumina contracts.

We acquire alumina used at Ravenswood and Mt. Holly at prices based on the LME price for primary aluminum. Gramercy supplies substantially all of the alumina used at Hawesville at prices based on Gramercy’s production costs. Those production costs are materially higher than the price paid under LME-based contracts during periods, such as exist at the present time, when aluminum prices are low and/or raw material and energy costs used in the production of alumina, are high.

Changes or disruptions to our current alumina and other raw material supply arrangements could increase our raw material costs.

We depend on a limited number of suppliers for alumina. Disruptions to our supply of alumina could occur for a variety of reasons, including disruptions of production at a particular supplier’s alumina refinery. These disruptions may require us to purchase alumina on the spot market on less favorable terms than under our current agreements.

Gramercy supplies substantially all the alumina used at Hawesville. Our joint venture bauxite mining operation in St. Ann, Jamaica, supplies all of the bauxite used in the production of alumina at Gramercy. If there is a significant disruption of St. Ann bauxite shipments in the future, Gramercy could incur additional costs if it is required to use bauxite from other sources.

Our business also depends upon the adequate supply of other raw materials, including caustic soda, aluminum fluoride, calcined petroleum coke, pitch, finished carbon anodes and cathodes, at competitive prices. Although there remain multiple sources for these raw materials worldwide, consolidation among suppliers has globally reduced the number of available suppliers in this industry. A disruption in our raw materials supply from our existing suppliers due to a labor dispute, shortage of their raw materials or other unforeseen factors may adversely affect our operating results if we are unable to secure alternate supplies of these materials at comparable prices.

Changes in the relative cost and availability of certain raw materials and energy compared to the price of primary aluminum could affect our operating results.

Our operating results vary significantly with changes in the price of primary aluminum and the raw materials used in its production, including alumina, caustic soda, aluminum fluoride, calcined petroleum coke, pitch, and cathodes. Because we sell our products based on the LME price for primary aluminum, we cannot pass on increased costs to our customers. Although we attempt to mitigate the effects of price fluctuations through the use of various fixed-price commitments and financial instruments and by pricing some of our raw materials and energy contracts based on LME prices, these efforts also limit our ability to take advantage of favorable changes in the market prices for primary aluminum or raw materials.

Electricity represents our single largest operating cost. As a result, the availability of electricity at economic prices is critical to the profitability of our operations. We purchase a significant portion of our electricity for our U.S. facilities under fixed-price contracts. Portions of the contracted cost of the electricity supplied to Mt. Holly vary with the supplier’s fuel costs. An increase in these fuel costs would increase the price this facility pays for electricity. Costs under this contract have substantially increased in recent years, and this trend appears to be continuing into 2009. Approximately 70% of Hawesville’s power requirements are supplied under a fixed-price contract. As a result, Hawesville is subject to market-based pricing for approximately 30% of its power requirements. The profitability of Hawesville is affected by the market price for electric power. We are working with a local power company on a proposal that would restructure and extend Hawesville’s existing power supply contract through 2023. This possible closing is expected in early March 2009 and is subject to contractual conditions, which include obtaining the approvals of federal and state regulatory agencies. We cannot assure whether or when the closing will occur. If we are not successful in replacing such power requirements, we may be forced to curtail or idle a portion of our production capacity, which would lower our revenues and adversely affect the profitability of our operations when the price of primary aluminum is high. If we are successful in restructuring the contract for the power supply at Hawesville, the new rate we will pay, which will be based on the supplier’s cost of production, could be higher than the price we currently pay under our current fixed-price contract, which could increase Hawesville’s production costs. At Ravenswood, power prices have some variability based upon the LME price for primary aluminum and are subject to possible adjustments in the published tariff. An agreement was reached in a tariff rate case pending before the West Virginia Public Service Commission, or PSC, which increased the special contract rate for Ravenswood by approximately 11% effective July 1, 2008, resulting in an increase in the price we currently pay for power. Other possible future rate cases could lead to a further increase in the price that Ravenswood pays for electricity and thereby decrease profit margins. We are currently working with American Electric Power (“AEP”) to restructure the special contract rate to reduce the rate paid by Ravenswood. There can be no assurance that we will be successful in restructuring the current special contract. In addition, the special contract rate expires in June 2009. If we are unable to renew the special contract rate, the rate we pay for power at Ravenswood would be based on the tariff rate, which rate, at current LME prices for primary aluminum, is materially higher than the rate applicable under the special contract.

Unexpected events, including natural disasters, may increase our cost of doing business or disrupt our operations.

Unexpected events, including fires or explosions at our facilities, natural disasters, such as hurricanes, unplanned power outages, supply disruptions, or equipment failures, may increase our cost of doing business or otherwise disrupt our operations.

We are subject to the risk of union disputes.

The bargaining unit employees at Ravenswood and Hawesville and Gramercy are represented by the USWA. Century’s USWA labor contracts at Ravenswood and Hawesville and the labor contract at Gramercy expire in May 2009, March 2010 and September 2010, respectively. Our bargaining unit employees at Grundartangi are represented by five unions under a collective bargaining agreement that expires on December 31, 2009. If we fail to maintain satisfactory relations with any labor union representing our employees, our labor contracts may not prevent a strike or work stoppage at any of these facilities in the future. Any threatened or actual work stoppage in the future could prevent or significantly impair our ability to conduct production operations at our unionized facilities, which could have a material adverse effect on our financial results.

We are subject to a variety of environmental laws and regulations that could result in costs or liabilities.

We are obligated to comply with various federal, state and other environmental laws and regulations, including the environmental laws and regulations of the United States, Iceland, the European Union (“EU”) and Jamaica. Environmental laws and regulations may expose us to costs or liabilities relating to our manufacturing operations or property ownership. We incur operating costs and capital expenditures on an ongoing basis to comply with applicable environmental laws and regulations. In addition, we are currently and may in the future be responsible for the cleanup of contamination at some of our current and former facilities or for the amelioration of damage to natural resources.

We, along with others, including current and former owners of a facility on St. Croix in the Virgin Islands, formerly owned by a subsidiary of ours, have been sued for alleged natural resources damages at the facility. In addition, in December 2006, Century and the company that purchased the assets of our St. Croix facility in 1995 were sued by the Commissioner of the U.S. Virgin Islands Department of Planning and Natural Resources, alleging our failure to take certain actions specified in a Virgin Islands Coastal Zone management permit issued to our subsidiary, Virgin Island Alumina Corporation LLC, in October 1994. In July 2006, Century was named as a defendant together with certain affiliates of Alcan Inc. in a lawsuit brought by Alcoa Inc. seeking to determine responsibility for certain environmental indemnity obligations related to the sale of a cast aluminum plate manufacturing facility located in Vernon, California, which we purchased from Alcoa Inc. in December 1998, and sold to Alcan Rolled Products-Ravenswood LLC in July 1999. Our known liabilities with respect to these and other matters relating to environmental compliance and cleanup, based on current information, are not expected to be material. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, previously unknown environmental conditions or damages to natural resources are discovered or alleged, or if contributions from other responsible parties with respect to sites for which we have cleanup responsibilities are not available, we may be subject to additional liability, which may be material and could affect our liquidity and our operating results. Further, additional environmental matters for which we may be liable may arise in the future at our present sites where no problem is currently known, with respect to sites previously owned or operated by us, by related corporate entities or by our predecessors, or at sites that we may acquire in the future. In addition, overall production costs may become prohibitively expensive and prevent us from effectively competing in price sensitive markets if future capital expenditures and costs for environmental compliance or cleanup are significantly greater than current or projected expenditures and costs. See Note 13 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, incorporated by reference herein, for additional information regarding our environmental matters and associated costs and risks.

Acquisitions may present difficulties.

We have a history of making acquisitions and we expect to make acquisitions in the future if primary aluminum prices in the global market improve. We are subject to numerous risks as a result of our acquisitions, including the following:

•	it may be challenging for us to manage our existing business as we integrate acquired operations;

•	we may not achieve the anticipated benefits from our acquisitions; and

•	management of acquisitions will require continued development of financial controls and information systems, which may prove to be expensive, time-consuming, and difficult to maintain.

Accordingly, our past or future acquisitions might not ultimately improve our competitive position and business prospects as anticipated.

International operations expose us to political, regulatory, currency and other related risks.

Grundartangi was our first facility located outside of the United States, and it represents approximately 33% of our overall primary aluminum production capacity. In addition, we have begun to construct an aluminum smelter near Helguvik, Iceland. The St. Ann bauxite operations related to Gramercy are located in Jamaica. In April 2008, we purchased 40% of Baise Haohai Carbon Co., Ltd., a carbon anode and cathode facility located in the Guangxi Zhuang Autonomous Region of south China. International operations expose us to risks, including unexpected changes in foreign laws and regulations, political and economic instability, challenges in managing foreign operations, increased cost to adapt our systems and practices to those used in foreign countries, export duties, tariffs and other trade barriers, and the burdens of complying with a wide variety of foreign laws. In addition, we may be exposed to fluctuations in currency exchange rates and, as a result, an increase in the value of foreign currencies relative to the U.S. dollar could increase our operating expenses which are denominated and payable in those currencies. Grundartangi’s revenues are denominated in U.S. dollars, while its labor costs are denominated in ISK and a portion of its anode costs are denominated in euros. Economic, financial and political conditions in Iceland have deteriorated significantly. See “— If economic and political conditions in Iceland continue to deteriorate, our financial position and results of operations could be adversely impacted.” and “— Construction at our Helguvik smelter site is under review.” above for more information. As we continue to explore other opportunities outside the U.S., including the Helguvik facility, our currency risk with respect to the ISK and other foreign currencies will significantly increase.

Our historical financial information may not be comparable to our results for future periods.

Our historical financial information is not necessarily indicative of our future results of operations, financial position and cash flows. For example, certain of our historical financial data do not reflect the effects of:

•	the 130,000 mtpy expansion capacity of Grundartangi that was completed in the fourth quarter of 2006; and

•	the 40,000 mtpy expansion capacity of Grundartangi that was completed in the fourth quarter of 2007.

Our results for 2008 also do not reflect recent curtailments at Ravenswood.

Our level of indebtedness requires significant cash flow to meet our debt service requirements, which reduces cash available for other purposes, such as the payment of dividends, and limits our ability to pursue our growth opportunities.

We had an aggregate of approximately $458 million of outstanding indebtedness as of December 31, 2008, which includes $25 million borrowed under our revolving credit facility. We could borrow additional amounts under our revolving credit facility and we may incur additional indebtedness to finance the Helguvik project. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Position and Liquidity: Our financial position and liquidity have been and will continue to be materially adversely affected by declining aluminum prices. If prices remain at current levels or continue to decline, we will have to take additional action to reduce costs, including significant curtailment of our operations, in order to have the liquidity required to operate through 2009, and there can be no assurance that these actions will be sufficient” on page S-36 for additional information.

The level of our indebtedness could have important consequences, including:

•	limiting cash flow available for capital expenditures, acquisitions, dividends, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	increasing our vulnerability to adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business and the industry in which we operate.

We will be required to settle in cash up to the principal amount of our $175 million convertible notes (which are convertible at market value by the holder at any time) upon conversion, which could increase our debt service obligations. In August 2011, the holders of these convertible notes have an option to require us to repurchase all or any portion of these securities at par. In addition to our indebtedness, we have liabilities and other obligations which could reduce cash available for other purposes and could limit our ability to pursue our growth opportunities.

We are also exposed to risks of interest rate increases. Our industrial revenue bonds (“IRBs”) and any borrowings on our credit facility are at variable interest rates. Future borrowing required to fund working capital at Grundartangi or the construction of the Helguvik facility may be at variable rates. An increase in interest rates would increase our debt service obligations under these instruments, further limiting cash flow available for other uses.

Our ability to pay interest and to repay or refinance our indebtedness, including our senior unsecured notes and convertible notes and to satisfy other commitments, will depend upon our future operating performance, which is subject to general economic, financial, competitive, legislative, regulatory, business and other factors, including market prices for primary aluminum, that are beyond our control. Accordingly, there is no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay debt service obligations or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. There can be no assurance that we would be able to accomplish those actions on satisfactory terms.

Restrictive covenants in our credit facility and the indenture governing our senior notes limit our ability to incur additional debt and pursue our growth strategy.

Our revolving credit facility and the indenture governing our senior unsecured notes each contain various covenants that restrict the way we conduct our business and limit our ability to incur debt, pay dividends and engage in transactions such as acquisitions and investments, which may impair our ability to obtain additional liquidity and pursue our growth strategy. Any failure to comply with those covenants may constitute a breach under the revolving credit facility or the indenture governing the notes, which may result in the acceleration of all or a substantial portion of our outstanding indebtedness and termination of commitments under our revolving credit facility. If our indebtedness is accelerated, we may be unable to repay the required amounts and our secured lenders could foreclose on any collateral securing our secured debt.

Further consolidation within the metals industry could provide competitive advantages to our competitors.

The metals industry has experienced consolidation over the past several years and there may be more consolidation transactions in the future. Consolidation by our competitors may enhance their capacity and their access to resources, lower their cost structure and put us at a competitive disadvantage. Continued consolidation may limit our ability to implement our strategic objectives effectively. We cannot reliably predict the impact on us of further consolidation in the metals industry.

If we are unable to procure a reliable source of power, the Helguvik project would not be feasible.

Our greenfield smelter near Helguvik, Iceland, will require generation and transmission of geothermally generated electricity to power the smelter. Our wholly owned Iceland subsidiary, Nordural, has entered into agreements with two providers of geothermal power in Iceland for a substantial portion of this power. These two power company agreements are subject to certain conditions, some of which are not expected to be satisfied until June 2009. These conditions include approvals by the boards of directors of the power companies, as well as environmental agency approvals for the power producing assets. Generation of the electrical power contracted for the Helguvik smelter will require successful development of new geothermal energy sources within designated areas in Iceland. If there are construction delays or technical difficulties in developing these new geothermal fields, power may be delayed or may not be available. Factors which could delay or impede the generation and delivery of electric power are substantially beyond our ability to control, influence or predict. In October 2007, Nordural signed a transmission agreement with Landsnet to provide an electrical power transmission system to the Helguvik smelter. If we are unable to proceed with the project, we would have to reimburse Landsnet for certain expenditures under this agreement.

Reductions in the duty on primary aluminum imports into the European Union decrease our revenues at Grundartangi.

Grundartangi’s tolling revenues include a premium based on the EU import duty for primary aluminum. In May 2007, the EU members reduced the import duty for primary aluminum from six percent to three percent and agreed to review the new duty after three years. This decrease in the EU import duty for primary aluminum negatively impacts Grundartangi’s revenues and further decreases would also have a negative impact on Grundartangi’s revenues.

We depend upon intercompany transfers from our subsidiaries to meet our debt service obligations.

We are a holding company and conduct all of our operations through our subsidiaries. Our ability to meet our debt service obligations depends upon the receipt of intercompany transfers from our subsidiaries. Subject to the restrictions contained in our revolving credit facility and the indentures governing our senior and convertible notes, future borrowings by our subsidiaries could contain restrictions or prohibitions on the intercompany transfers by those subsidiaries. In addition, under applicable law, our subsidiaries could be limited in the amounts that they are permitted to pay as dividends on their capital stock. For example, the Icelandic government and the Central Bank of Iceland are restricting the free transfer of funds outside of Iceland. In furtherance of this, on November 28, 2008, the Central Bank of Iceland adopted rules regarding the movement of foreign currency within and outside of Iceland. The rules are broad and impose many restrictions on the movement of foreign currencies outside of Iceland. By letter dated December 22, 2008, we were notified that we and our subsidiaries are exempt from these foreign currency rules. However, we cannot control further actions by the Central Bank of Iceland, which might restrict our ability to transfer funds through the Icelandic banking system and outside of Iceland.

Provisions in our charter documents and state law may make it difficult for others to obtain control of Century Aluminum, even though some stockholders may consider them to be beneficial.

Certain provisions of our restated certificate of incorporation and amended and restated bylaws, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying, deferring or preventing a change in control of Century, including transactions in which our stockholders might otherwise have received a substantial premium for their shares over then current market prices. See “Description of Stock — Certain Provisions That May Have an Anti-Takeover Effect” on page S-45 for additional information. For example, these provisions:

•	give authority to our board of directors to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any stockholder vote;

•	provide, under our charter documents, for a board of directors consisting of three classes, each of which serves for a different three-year term;

•	require stockholders to give advance notice prior to submitting proposals for consideration at stockholders’ meetings or to nominate persons for election as directors; and

•	restrict, under our charter documents, certain business combinations between us and any person who beneficially owns 10% or more of our outstanding voting stock.

In addition, several of our officers have entered into employment and severance compensation agreements that provide for cash payments, immediate vesting of stock options and performance shares and acceleration of other benefits under certain circumstances, including a change in control of Century. Our 1996 Stock Incentive Plan, as amended, also provides for acceleration of the ability to exercise stock options and the vesting of performance shares upon a change in control, and our Non-Employee Directors’ Stock Option Plan provides for acceleration of an option holder’s ability to exercise stock options upon a change in control.

Our relationship with Glencore may also deter a takeover. As of January 23, 2009, we believe that Glencore beneficially owned, through common stock and preferred stock ownership, approximately 47% economic ownership of Century and 30.2% of our issued and outstanding common stock. In addition, we have extensive commercial dealings with Glencore. Through April 7, 2009, Glencore may not vote more than 28.5% of our common stock, nor, subject to certain limited exceptions, acquire more than 28.5% of our voting securities. We have agreed with Glencore that if we make a widely distributed public offering for cash and Glencore is not permitted to maintain its economic ownership of us at 47% in such offering, Glencore can purchase in the open market enough voting securities to maintain its 47% economic ownership interest of us. However, any voting securities held by Glencore in excess of 28.5% until April 8, 2009, will be voted by our

Board of Directors. In the event that Glencore participates in this offering, we have entered into an agreement with Glencore to amend the terms of our Standstill and Governance Agreement to increase the percentage of our voting securities that Glencore may acquire prior to April 7, 2009 and to allow Glencore to exercise voting rights with respect to any shares of our common stock it purchases in this offering. See “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock — Standstill and Governance Agreement” on page S-44 for additional information. Subject to certain limited exceptions, from April 8, 2009 to January 7, 2010, Glencore may not acquire more than 49% of our voting securities. Glencore also has agreed to forego or restrict certain actions, including unsolicited business combination proposals, tender offers, proxy contests and sales of its common and preferred shares for a limited period of time. These limitations on Glencore’s ability to acquire voting securities and seek control of Century could deter a takeover by Glencore. Glencore’s substantial ownership interest in us and our other commercial dealings with Glencore could have the effect of deterring a takeover bid by a third party. Based on discussions with Glencore, we understand that Glencore has indicated interest in subscribing to a significant portion of this offering. Glencore has not made such a subscription and will not enter into a binding agreement, if at all, until after the pricing of this offering.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, contain forward-looking statements. We have based these forward-looking statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as “expects,” “anticipates,” “plans,” “believes,” “projects,” “estimates,” “intends,” “should,” “could,” “would,” “will,” “scheduled,” “potential” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those outlined in our SEC filings incorporated by reference and the other risks and uncertainties described in the section entitled “Risk Factors” beginning on page S-13 of this prospectus supplement. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. The risks described herein under the heading “Risk Factors” beginning on page S-13 and in our other SEC filings should be considered when reading any forward-looking statements in this document.

We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date of this prospectus supplement. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations, and you should not place undue reliance on these forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the SEC. See “Where You Can Find More Information” on page S-54.

USE OF PROCEEDS

We expect to receive approximately $94.0 million in net proceeds (after underwriting discounts and commissions of approximately $5.0 million and offering expenses of approximately $1.0 million) from this offering, or approximately $108.3 million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from the sale of our common stock under this prospectus supplement for general corporate purposes. Until we use the proceeds for any purpose, we expect to invest them in interest-bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CENX.” The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported by the Nasdaq Global Select Market.

	2009		2008		2007
Year	High Sales Price	Low Sales Price	High Sales Price	Low Sales Price	High Sales Price	Low Sales Price

First quarter (through January 26, 2009)	$12.80	$6.89	$70.89	$38.92	$49.83	$38.65
Second quarter			$80.52	$63.40	$58.60	$46.66
Third quarter			$66.66	$25.09	$67.85	$40.00
Fourth quarter			$27.38	$4.35	$59.40	$49.38

The closing price per share of our common stock on January 26, 2009, was $7.41.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to this offering, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses (utilizing the offering price of $7.41 per share based on our closing sale price on January 26, 2009 and assuming the underwriters’ option to purchase an additional shares of our common stock is not exercised), and to give effect to the payment of $25 million on October 1, 2008, which represented the final payment of the deferred settlement amounts.

The information set forth below should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2008
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$129,055	$198,342
Short-term investments	29,285	29,285

Total	158,340	227,627

Short-term debt:
1.75% convertible senior notes	175,000	175,000
Industrial revenue bonds	7,815	7,815
Notes payable to affiliates — current portion	25,000	—
Long-term debt:
7.5% senior unsecured notes	250,000	250,000

Total debt	457,815	432,815

Shareholders’ equity:
Series A Convertible Preferred Stock	2	2
Common stock	490	625
Additional paid-in capital	2,239,005	2,333,157
Accumulated other comprehensive loss	(73,785)	(73,785)
Accumulated deficit	(443,626)	(443,626)

Total shareholders’ equity	1,722,086	1,816,373

Total capitalization	$2,179,901	$2,249,188

DILUTION

Our net tangible book value as of September 30, 2008 was approximately $1,591 million, or $24.62 per share. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the sum of the number of shares of our common stock and the number of shares of our preferred stock outstanding as of September 30, 2008.

After giving effect to the sale of           shares of common stock offered by us in this offering based on a per share offering price of $     , and deducting the estimated underwriting discounts and commissions on shares sold by us and other estimated expenses related to the offering, our net tangible book value would have been approximately $      per share. This amount represents an immediate decrease in net tangible book value of $      per share to the existing stockholders and an immediate accretion of $      per share to new investors.

Public offering price per share	$
Net tangible book value per share as of September 30, 2008		$24.62
Decrease per share attributable to this offering	$
Net tangible book value per share after this offering	$
Accretion in net tangible book value per share to new investors	$

If the underwriters exercise their over-allotment option in full, our net tangible book value as of September 30, 2008, would have been $      per share, representing an immediate decrease to existing stockholders of $      per share and an immediate accretion of $      per share to new investors.

The above information does not reflect approximately 886,000 shares reserved for issuance, as of December 31, 2008, upon the exercise of outstanding stock options and vesting of service based awards and performance share unit awards, or 155,787 shares of our Series A Convertible Preferred Stock, that are convertible under certain circumstances into 15,578,718 shares of common stock.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial information at or for the five years ended December 31, 2007 is derived from the audited consolidated financial statements of Century Aluminum Company. The financial information at or for the nine months ended September 30, 2008 and 2007 is derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, which are of a normal and recurring nature, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

In the second quarter of 2005, we changed our method of inventory costing from the last-in-first-out, or LIFO, method to the first-in-first-out, or FIFO, method. The operating results for the years ended December 31, 2004 and 2003 shown below reflect our results of operations using the FIFO method of costing inventory. Additional information about this change in accounting principle is available in our consolidated financial statements for the year ended December 31, 2005 incorporated by reference herein.

Our selected historical results of operations include:

•	the results of operations from the remaining 20% interest in Hawesville since we acquired it in April 2003;

•	the results of operations from Nordural since we acquired it in April 2004;

•	our equity in the earnings of our joint venture investments in Gramercy Alumina LLC and St. Ann Bauxite Ltd. since we acquired an interest in those companies in October 2004;

•	the results of operations from our 130,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2006; and

•	the results of operations from our 40,000 mtpy expansion of Grundartangi which was completed in the fourth quarter of 2007.

Our results for these periods and prior periods are not fully comparable to our results of operations for fiscal year 2007 and may not be indicative of our future financial position or results of operations. The information set forth below should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2008(1)	2007(2)	2007(3)	2006(4)	2005(5)	2004(6)	2003(7)
	(Unaudited)		(In thousands, except per share and per pound data)

Net sales	$1,568,578	$1,366,033	$1,798,163	$1,558,566	$1,132,362	$1,060,747	$782,479
Gross profit	374,202	303,540	363,463	348,522	161,677	185,287	43,370
Operating income	330,232	262,756	303,543	309,159	126,904	160,371	22,537
Income (loss) before cumulative effect of change in accounting principle	(198,164)	11,054	(101,249)	(40,955)	(116,255)	33,482	3,922
Net income (loss)	(198,164)	11,054	(101,249)	(40,955)	(116,255)	33,482	(1,956)
Earnings (loss) per share:
Basic:
Income (loss) before cumulative effect of change in accounting principle	$(4.57)	$0.31	$(2.72)	$(1.26)	$(3.62)	$1.14	$0.09
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(0.28)

Net income (loss) per share	$(4.57)	$0.31	$(2.72)	$(1.26)	$(3.62)	$1.14	$(0.19)

Diluted:
Income (loss) before cumulative effect of change in accounting principle	$(4.57)	$0.29	$(2.72)	$(1.26)	$(3.62)	$1.14	$0.09
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(0.28)

Net income (loss) per share	$(4.57)	$0.29	$(2.72)	$(1.26)	$(3.62)	$1.14	$(0.19)

Dividends per common share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets	2,794,817	2,484,371	2,578,271	2,185,234	1,677,431	1,332,553	804,242
Total debt(8)	457,815	452,815	432,815	772,251	671,901	524,108	344,125
Long-term debt(9)	250,000	270,000	250,000	559,331	488,505	330,711	336,310
Other information:
Shipments — Primary aluminum:
Direct shipment pounds (000)	881,502	878,670	1,171,889	1,152,617	1,153,731	1,179,824	1,126,542
Toll shipment pounds (000)(10)	444,602	375,345	518,945	346,390	203,967	138,248	—
Average LME per pound	$1.281	$1.226	$1.197	$1.166	$0.861	$0.778	$0.649
Average Midwest premium per pound	$0.042	$0.031	$0.031	$0.055	$0.056	$0.068	$0.037
Average realized price per pound:
Direct shipments	$1.30	$1.15	$1.13	$1.09	$0.86	$0.83	$0.69
Toll shipments	$0.95	$0.94	$0.91	$0.88	$0.67	$0.62	$—

(1)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $466.2 million, or $10.76 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(2)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $172.1 million, or $4.79 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(3)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $328.3 million, or $8.83 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(4)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $241.7 million, or $7.46 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting and by a gain on the sale of surplus land.

(5)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $198.2 million, or $6.17 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(6)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $30.4 million, or $1.06 per basic share, for a loss on early extinguishment of debt.

(7)	We adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003. As a result, we recorded a one-time, non-cash charge of $5.9 million, for the cumulative effect of a change in accounting principle.

(8)	Total debt includes all long-term debt obligations and any debt classified as short-term obligations, including current portion of long-term debt, the IRBs, the 1.75% convertible senior notes, and the deferred payment amount payable under the deferred settlement agreement.

(9)	Long-term debt obligations are all payment obligations under long-term borrowing arrangements, excluding the current portion of long-term debt.

(10)	Grundartangi completed a 40,000 mtpy expansion project to 260,000 mtpy capacity in the fourth quarter of 2007. Grundartangi completed a 130,000 mtpy expansion project to 220,000 mtpy capacity in the fourth quarter of 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please see our quarterly and annual reports incorporated by reference herein for a discussion of our historical results of operations.

Recent Events

The crisis in financial and credit markets has led to a pronounced downturn in global economic activity and is expected to be long in duration. The global market for commodities has deteriorated in line with the decline in the global economy. Declining demand for aluminum products in developed and developing nations, increasing stocks on the LME and other locations, and a general lack of confidence in future economic conditions, have combined to produce an unprecedented decline in the LME price for aluminum. The average LME price has fallen 60% from its high on July 11, 2008 (3,292 per metric ton), to January 27, 2009 ($1,309 per metric ton), with the rate of decline accelerating in the fourth quarter of 2008. This decline represents one of the most, if not the most, substantial and rapid in the history of recorded LME prices. The average LME price for primary aluminum dropped 53% in the second half of 2008 and, at December 31, 2008, was approximately 38% lower than at December 31, 2007. At January 27, 2009, the LME price for primary aluminum was $1,309 per metric ton, or 10% lower than at December 31, 2008. At recent primary aluminum prices, we believe at least two-thirds of global primary aluminum capacity, including all of our domestic facilities, is operating below cash breakeven. While this has led to some production curtailments, industry experts believe supply still outweighs weakened demand.

During the last several months, the primary aluminum industry has responded to these circumstances. Virtually all projects aimed at bringing new capacity onstream during the next several years have been cancelled or suspended. Significant in-place capacity has been curtailed; based on public announcements, industry experts and our own market information, we believe more than 5 million metric tons of capacity (representing approximately 12% of global capacity) has been shut down as of January 21, 2009. We expect additional cuts to be announced and implemented in the near future as supply still exceeds demand.

Based on industry experts and our own data, we believe Grundartangi is in the first (most favorable) quartile of the global production cost curve; the plant is breakeven on a cash basis at recent primary aluminum prices. We believe our U.S. smelters are in the third quartile of the global production cost curve. At recent primary aluminum prices, none of our U.S. smelting capacity is profitable on a cash basis and our Icelandic operations are breaking even. Recently, we have seen certain operating costs begin to decrease. The pricing under our alumina contracts at Ravenswood and Mt. Holly are linked to the LME price for primary aluminum; as a result, such costs have fallen. In addition, based upon discussions with our major suppliers, we believe certain of our other costs will decline in 2009 versus 2008. However, other operating expenses may not decrease to any meaningful extent or, in certain cases, may even increase.

It is our intention, through a combination of cost reduction actions and accessing of additional financial liquidity, to strengthen our position from which to address current and forecast weak market conditions. We believe the weak conditions and pricing environment will continue through at least the first half of 2009, and potentially through the entire year, until stimulative global fiscal measures and the return of a more typical supply/demand equilibrium results in any meaningful increase in primary aluminum prices.

We believe that, once global economic conditions improve, the environment will again be attractive for producers of primary aluminum. The forces that were in place before the current global economic crisis have not changed; industrialization and urbanization of developing economies, along with investment in infrastructure in developed and developing economies, will restart once global economic and financial conditions improve. In addition, we expect the massive amounts of fiscal stimulus being injected into economies around the world will contribute to the reacceleration in economic activity.

As described above, we believe primary aluminum producers are generally responding to the current global economic crisis by significantly curtailing production at existing facilities and suspending construction of new facilities. We believe it will take time for primary aluminum producers to resume production at plants at which they have curtailed production; cost disadvantaged facilities are unlikely to restart. In addition, we expect little new capacity will enter production during the next several years, and sponsors of these postponed projects will not restart them until confidence returns relating to future economic conditions. The construction period for a major expansion or a new greenfield plant is several years. For these reasons, industry experts believe that conditions in the primary aluminum industry are likely to be strong once global economic conditions improve.

Cost Reduction Actions

As the rapid and significant deterioration in industry conditions in the second half of 2008 became evident during the second half of 2008, we began taking actions to reduce our overall cost base. During 2008, all discretionary capital spending was cancelled; the 2009 budget for capital expenditures is essentially zero, other than spending required for safe operations or compliance, which requires the approval of our Chief Operating Officer. We believe capital spending in 2009, excluding the modest activity which will continue on the Helguvik, Iceland, greenfield project (see discussion below), will be approximately $15 million compared to $60 million in 2008. We have ceased all discretionary operations-related spending at our production facilities. We have significantly reduced our SG&A spending; these actions are expected to result in an approximate 35% decrease in annualized SG&A spending as compared to 2008. Based on current operating conditions, we believe SG&A will total approximately $31 million in 2009 compared to $48 million in 2008, of which reduction approximately $13 million is expected to result in cash savings.

Recently, we announced and began implementation of significant cost reduction actions at our production facilities. At Ravenswood, we suspended production of one potline, representing approximately 42,500 mtpy, or approximately 25% of the plant’s capacity. We have also agreed to meaningfully reduce deliveries to Alcan, our major customer at Ravenswood. In addition, we issued a WARN Act notice on December 17, 2008, commencing a 60-day process which, at its conclusion, could lead to the curtailment of operations of the entire plant. We have initiated this process due to Ravenswood’s high operating cost in relation to our other facilities. Ravenswood’s aluminum production capacity is 170,000 mtpy.

During the 60-day WARN Act notice period, we are discussing with suppliers, union representatives and other key constituencies alternatives for reducing, on a temporary and permanent basis, Ravenswood’s operating costs. If, at the end of the 60-day notice period, we have not been able to produce sufficient cost savings which, when analyzed in the context of our view of near-term industry conditions and when measured against one-time and ongoing curtailment costs, support ongoing production, we expect to suspend operations of the entire plant in the first quarter of 2009. Since we issued the WARN Act notice, there have been substantial efforts on the part of all relevant constituencies to formulate a solution to keep Ravenswood operating, at least at the current rate of approximately 75% of capacity. These discussions have included, in addition to ourselves, Appalachian Power Company, the supplier of electric power to the plant, other principal suppliers of raw materials, the USWA and senior elected political leaders who represent the Ravenswood region on a national and local level. While these discussions have been productive and encouraging to date, there can be no assurance that they will produce a set of results which will allow the plant’s continued operations. We have communicated to the various constituencies that, as a result of these efforts, operation of the plant under a reduced cost structure must compare favorably with other options available to us, which include curtailment of operations of the entire plant.

We have also implemented an initial personnel reduction across our U.S. salaried workforce, and will make additional reductions as conditions warrant. In addition, we continue to analyze other significant potential cost reduction actions including curtailments of operations at other facilities.

Construction activity at our greenfield smelter project near Helguvik, Iceland, has been reduced to a modest level, pending an ongoing review of the project. We believe conditions in Iceland remain in place that make this one of the most attractive locations in the world for primary aluminum production. In addition, factors such as a decrease in commodity prices and the devaluation of the ISK, have lowered the project’s estimated construction cost. However, we do not believe it is prudent in the current environment to continue major construction activities. Subject to the project review, as well as ongoing discussions with the major constituencies in Iceland, we will proceed with a modest amount of construction and engineering activity during the coming months. We are actively working with the Government of Iceland to support an Investment Agreement, through legislation, providing governmental support for our Helguvik project similar to the one that was in place for our Grundartangi plant when we acquired it. This investment agreement, if accepted, would provide governmental support for the Helguvik project through, among others, exempting the project from duties and fees, and establishing a ceiling on the tax rate payable by our Helguvik operations. In December 2008, we have agreed to a prospective form of Investment Agreement with the Ministry of Industries of the Government of Iceland. Before this Investment Agreement becomes effective, an Enabling Act must be enacted by the Icelandic Parliament adopting necessary legislative changes to enable the government to enter into the Investment Agreement. In addition, the European Surveillance Authority must approve the transaction. We expect that the Icelandic Parliament will consider the Investment Agreement as early as the first quarter of 2009. We have no assurance that the Enabling Act will be passed or if passed, will be in the form intended by us. In addition, on January 26, 2009, the Prime Minister of Iceland announced the resignation of his cabinet and called for a general election to select a new Parliament and Prime Minister. This change in Icelandic government could delay or otherwise adversely affect passage of the Enabling Act and approval of the Investment Agreement. We expect that capital expenditures on this project during the first half of 2009 will be in the range of $25 to $30 million until and unless a decision is made to restart major construction and engineering activities. This amount includes approximately $15 million for deferred payments to suppliers. All other business development activities have been suspended.

Preliminary 2008 Financial Results

We intend to release our fourth quarter and full year audited financial results, per our normal process and schedule, around the third week of February 2009. We have not yet finalized our financial results for the fourth quarter of 2008, and, accordingly, the estimates set out below are subject to adjustments that could be material as we finalize our results. However, we currently expect results to show:

•	Direct shipments in the fourth quarter of 2008 to be approximately 132,000 metric tons and toll shipments in the fourth quarter of 2008 to be approximately 70,000 metric tons. Our facilities operated above their rated capacities.

•	Revenues in the fourth quarter of 2008 to be approximately $400 million, operating loss in the fourth quarter of 2008 to range from $60 to $74 million and depreciation and amortization expense to be approximately $21 million. The average cash LME aluminum price for the fourth quarter of 2008 was $1,821 per metric ton; on a one-month lag basis, it was $2,167 per metric ton. Operating loss for the fourth quarter of 2008 will be negatively impacted by inventory adjustments totaling $56 million reflecting the write-down of inventory to the lower-of-cost-or-market. Our results for the fourth quarter will reflect lower aluminum prices. Because our price realization is generally on a one-month lag to current LME prices, and because LME prices were stronger earlier in the fourth quarter of 2008, results in the first quarter of 2009 can be expected to more fully reflect the recent decline in aluminum prices.

•	Net income will be materially and negatively impacted by non-cash charges relating to potential year-end adjustments to the carrying value of certain assets, including:

•	An impairment charge to a portion of our long-lived assets ($1,301 million at September 30, 2008) may be required under Statement of Financial Accounting Standards No. (“FAS”) 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”;

•	An impairment charge to all or a portion of our goodwill ($95 million at September 30, 2008), relating to the acquisition of Nordural will be required under FAS 142, “Goodwill and Other Intangible Assets”; and

•	A valuation allowance against all or a significant portion of our deferred tax assets ($642 million at September 30, 2008) will be required under FAS 109, “Accounting for Income Taxes.”

Financial Position and Liquidity: Our financial position and liquidity have been and will continue to be materially adversely affected by declining aluminum prices. If prices remain at current levels or continue to decline, we will have to take additional action to reduce costs, including significant curtailment of our operations, in order to have the liquidity required to operate through 2009, and there can be no assurance that these actions will be sufficient.

Our consolidated cash and short-term investment balance at December 31, 2008 was approximately $143 million compared to $158.3 million at September 30, 2008. This amount includes $25 million borrowed under our revolving credit facility during the fourth quarter of 2008 and invested in highly rated short-term securities. The remaining availability under our revolving credit facility as of December 31, 2008 was approximately $35 million. This availability, which is determined based on eligible accounts receivables and inventories, has been negatively impacted by lower-of-cost-or-market adjustments that reduced inventory values. In addition, this availability has been reduced by the partial curtailment of production capacity at our Ravenswood, West Virginia facility (“Ravenswood”), which has reduced the amount of our accounts receivable and inventory; further curtailments in production capacity would incrementally reduce working capital, further reducing availability under our revolving credit facility. To illustrate, if all of Ravenswood’s operations had been curtailed as of December 31, 2008, our remaining availability under our revolving credit facility would have been approximately $3.5 million. See “— Cost Reduction Actions” on page S-34 for more information.

Because our U.S. operations are not cash flow positive at recent aluminum prices and our Icelandic operations are breaking even at recent prices, we will need sources of liquidity other than our operations to fund operations and investments. Forecasts of primary aluminum prices for 2009 recently published by various industry analysts have generally been in the range of $1,550 to $1,800 per metric ton. Based upon such price forecasts, and taking into account our current balance of cash and short-term investments, availability under our revolving credit facility and the anticipated proceeds of this offering, we would expect to have sufficient liquidity to fund our operations for approximately the next 18 months. If primary aluminum prices were to remain on average at or around recent levels of $1,350 per metric ton, such liquidity would be sufficient to fund our operations approximately until the end of 2009. We would expect to essentially break even on a cash from operations basis if 2009 primary aluminum prices were to average $1,900 per metric ton, and we estimate that an increase or decrease of $100 per metric ton in the 2009 estimate for average primary aluminum prices would result in a corresponding increase or decrease to our cash from operations of approximately $50 million. These estimates assume the operation of all of our capacity other than the one potline that has been curtailed at Ravenswood. All of these estimates assume, based in part upon recent discussions with suppliers, some reduction in certain operating costs versus recent levels. We believe we also have options to further curtail operations. The result of such actions would, at recent metal prices, reduce our cash losses and thus improve our liquidity, even after accounting for the cost of implementing such actions. See “Aluminum prices have declined due to falling demand, which is adversely affecting our operations” on page S-4. Actual results could differ materially from our estimates if aluminum prices are different, any of our key assumptions as to our production levels and operating costs prove incorrect, we cannot obtain the liquidity we expect, changes in Icelandic rules limit our access to cash flow from our Icelandic operations, or due to any of the factors described under “Risk Factors” beginning on page S-13.

Potential Additional Sources of Liquidity

While we do not have other committed sources of capital, we believe we have identified potential alternative sources of liquidity in the near term in addition to our cash balances and short-term investments. Upon the possible closing of a new long-term power contract for Hawesville, we expect to receive a cash payment of $45 million (which cash payment would be partially offset by higher rates under the new contract thereafter); the possible closing is expected by early March 2009. This closing is subject to contractual conditions, which include obtaining the approvals of federal and state regulatory agencies; and we cannot assure you whether or when the closing will occur. On January 16, 2009, we filed a claim for refund with the IRS seeking a $10.1 million refund for estimated federal income taxes paid in respect of the 2008 tax year. We expect to receive this refund within 45 days of filing. In addition, we plan to file by the end of February 2009 a carryback refund claim under Section 6411 of the Internal Revenue Code of 1986, as amended, seeking refunds in the amounts of $56.3 million and $28.1 million, respectively, for federal income taxes paid in respect of the 2006 and 2007 tax years. Both of these claims relate, in part, to the federal income tax loss generated upon the termination in July 2008 of our forward financial sales contracts. We believe that the IRS is obligated to pay this claim within 90 days of our filing or it must begin to accrue interest on the claim. There can be no assurance that the IRS will pay the claim within the required period rather than accruing interest on the claim. Furthermore, if the claims are timely paid by the IRS, they could be subject to further challenge by the IRS in a subsequent audit proceeding, in which case we may be required to return to the IRS some or all of the refund and pay interest on the returned amount.

We believe the offering of common stock made by this prospectus supplement is a prudent course of action in the current uncertain environment. In addition to mitigating the risk to us of fluctuations in near-term primary aluminum prices, the anticipated net proceeds of this offering will allow us to consider cost reduction and other alternatives, including additional curtailments of production capacity, many of which have initial costs but may benefit us in the long-term. See“— Financial Position and Liquidity: Our financial position and liquidity have been and will continue to be materially adversely affected by declining aluminum prices. If prices remain at current levels or continue to decline, we will have to take additional action to reduce costs, including significant curtailment of our operations, in order to have the liquidity required to operate through 2009, and there can be no assurance that these actions will be sufficient” on page S-36 for more information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recent Transactions with Glencore

As of December 31, 2008, we had no outstanding forward financial sales contracts with Glencore. In November 2004 and June 2005, we entered into forward financial sales contracts with Glencore for the years 2006 through 2010 and 2008 through 2015, respectively (“Financial Sales Contracts”), for a minimum of 300,600 and 460,200 metric tons of primary aluminum, respectively, over the entire terms of the contracts, which contained clauses that triggered additional shipment volumes when the market price for a contract month was above the contract ceiling price. These contracts were to be settled monthly. On July 7, 2008, Century and Glencore agreed to terminate the Financial Sales Contracts upon the payment by Century to Glencore of $730.2 million in cash (with a portion being deferred) and upon the issuance by Century to Glencore of 160,000 shares of non-voting preferred stock, which shares are convertible under certain circumstances into our common stock at a conversion ratio of 100 shares of common stock per each share of Series A Convertible Preferred Stock. In October 2008, we made the final $25 million principal payment to Glencore in connection with the termination of the Financial Sales Contracts.

Financial Sales Contract Cash Settlement Sensitivity

Cash payments for the historical settlements of the recently terminated Financial Sales Contracts with Glencore were based on the contract shipment volume, contract price and the actual LME price for primary aluminum for the corresponding period. In 2008 through the date of the termination transaction on July 7, 2008, we settled 100,200 metric tons, which consisted of the original contract volume plus the additional volume that was triggered when the LME exceeded certain thresholds. Our cash payments for the contract settlements in 2008 were $115 million.

Related Person Transaction Policy

We have a written policy and written procedures for the review, approval and monitoring of transactions involving Century or its subsidiaries and “related persons.” For the purposes of the policy, “related persons” include executive officers, directors and director nominees and their immediate family members, and stockholders owning five percent or greater of our outstanding stock and their family members. Certain transactions are to be approved by the independent directors acting as a separate body. A copy of our Related Person Transaction Policy is available in the Investor section of our website, www.centuryaluminum.com, under the tab “Corporate Governance.”

Our Related Person Transaction Policy is administered by the Audit Committee and applies to all related person transactions entered into after its adoption. This policy applies, subject to certain specific exclusions, to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which Century or any of its subsidiaries was or is to be a participant and where any related person had or will have a direct or indirect interest. Transactions involving less than $50,000 are not subject to review and approval under the policy. In addition, the policy defines certain ordinary course transactions with Glencore that are not material and not subject to review and approval under the policy, although those transactions are otherwise reviewed and approved by our Audit Committee. Pursuant to the policy, the Audit Committee is responsible for reviewing qualifying related person transactions. However, all transactions with Glencore for new supply agreements are subject to review under the policy and any other transaction the Audit Committee Chair determines is material is reviewed by the independent directors, acting as a separate body of our Board of Directors. Based on its consideration of all relevant facts and circumstances, whether the transaction is on terms that are fair and reasonable to Century and whether the transaction is in the business interests of Century, the Audit Committee or independent directors, as the case may be, will decide whether or not to approve or ratify such transaction. If a related person transaction is submitted to the Audit Committee after the commencement of the transaction, the Audit Committee or independent directors, as the case may be, will evaluate all options available, including the ratification, rescission or termination of such transaction.

Approval of Transactions with Glencore

Prior to our initial public offering in April 1996, we were an indirect, wholly-owned subsidiary of Glencore. As of January 23, 2009, Glencore, our largest stockholder, owned 30.2% of our outstanding common stock. Glencore is an important business partner, as a customer, a supplier of alumina to our facilities, and from time to time has been a counterparty to our metal hedges. As of January 23, 2009, Glencore beneficially owned 155,787 shares of our Series A Convertible Preferred Stock, that are convertible under certain circumstances into 15,578,718 shares of our common stock. Together, the shares of our common stock and preferred stock beneficially owned by Glencore give Glencore an approximate 47% economic ownership of Century. We have entered into an agreement with Glencore to amend the terms of our Standstill and Governance Agreement to increase the percentage of our voting securities Glencore may acquire prior to April 7, 2009, and to allow Glencore to exercise voting rights with respect to any shares of our common stock it purchases in this offering. See “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock — Standstill and Governance Agreement” on page S-44 for more information. Based on discussions with Glencore, Glencore has indicated an interest in subscribing to a significant portion of this offering. Glencore has not made such a subscription and will not enter into a binding agreement, if at all, until after the pricing of the offering.

During 2008, all transactions with Glencore were approved by the Audit Committee or by a special committee comprised solely of independent directors. Mr. Willy R. Strothotte, a director, is Chairman of the board of directors of Glencore and served as its Chief Executive Officer from 1993 through 2001.

Purchases from Glencore

In 2008, we purchased alumina from Glencore on both a spot and long-term contract basis. In 2008, we purchased $137.2 million of alumina from Glencore under long-term alumina supply contracts at prices that were based on the LME price for primary aluminum. We believe that all of the alumina purchased under these contracts was purchased at prices which approximated market. We also purchased $9.2 million of alumina from Glencore in 2008 on a spot basis. We determined the market price for the spot alumina we purchased based on a survey of suppliers at the time that had the ability to deliver spot alumina on the specified terms. Based on this survey, we believe that all of the spot alumina purchased from Glencore in 2008 was purchased at market prices. During 2008, we purchased from Glencore all of our alumina requirements for Ravenswood. The supply agreement for Ravenswood runs through December 31, 2009.

Sales to Glencore

We sold primary aluminum and alumina to Glencore in 2008 on both a spot and long-term contract basis. For the year ended December 31, 2008, net sales to Glencore amounted to $496 million, excluding gains and losses realized on the settlement of cash flow hedges. Sales of primary aluminum to Glencore amounted to approximately 25.2% of our total revenues in 2008.

In 2008, we sold $310 million in primary aluminum under our long-term sales contracts with Glencore at prices based on the LME price for primary aluminum, as adjusted to reflect the Midwest Premium (a premium typically added for deliveries of aluminum within the U.S.). In addition, we received $186 million in tolling fees from Glencore in 2008 under tolling contracts that provide for delivery of primary aluminum produced at Grundartangi. The fee paid by Glencore under these tolling contracts is based on the LME price for primary aluminum, as adjusted to reflect the reduced European Union import duty paid on Icelandic primary aluminum. We believe that all of the transactions with Glencore under these contracts were at market prices.

We have a long-term contract to sell Glencore approximately 50,000 metric tons of primary aluminum produced at Mt. Holly each year through December 31, 2009, at a variable price determined by reference to the LME. We have a long-term contract to sell Glencore 20,400 mtpy of primary aluminum produced at Ravenswood and Mt. Holly through December 31, 2013, at a variable price based on the LME, adjusted by a negotiated U.S. Midwest market premium with a cap and floor as applied to the current U.S. Midwest Premium.

Other Transactions with Glencore

We are party to separate ten-year and seven-year LME-based alumina tolling agreements with Glencore, for 90,000 and 40,000 metric tons of capacity per year, respectively, at Grundartangi, which run through 2016 and 2014, respectively. In December 2005, Glencore assigned 50% of its tolling rights under the ten-year agreement to Hydro Aluminum AS for the period 2007 to 2010. Deliveries under these agreements commenced in July 2006 and June 2007.

We signed a long-term agreement to buy alumina from Glencore in April 2008. Glencore has agreed to supply Century with 290,000 metric tons of alumina in 2010, 365,000 metric tons in 2011, 450,000 metric tons in 2012, 450,000 metric tons in 2013, and 730,000 metric tons in 2014. The alumina price will be indexed to the LME price of primary aluminum.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information concerning the beneficial ownership of our common stock as of January 23, 2009 (except as otherwise noted) by each person known by us to be the beneficial owner of five percent or more of the outstanding shares of our common stock. The percent of class shown below is based on 49,052,692 shares of common stock outstanding as of January 23, 2009.

Based on discussions with Glencore, Glencore has indicated interest in subscribing to a significant portion of this offering. Glencore has not made such a subscription and will not enter into a binding agreement, if at all, until after the pricing of the offering.

	Amount and Nature of
Name	Beneficial Ownership(1)	Percent of Class

Glencore International AG(2)	14,820,136	30.2%
Prudential Financial, Inc.(3)	6,899,266	14.1%
The Guardian Life Insurance Company of America(4)	4,216,966	8.6%

(1)	Each entity has sole voting and investment power, except as otherwise indicated.

(2)	Based on information set forth in a Schedule 13D/A filed on July 18, 2008, by Glencore International AG, Glencore Investments AG, Glencore Investment Pty Ltd and Glencore Holding AG (“Glencore”). The principal business address of each of Glencore International AG, Glencore Investments AG and Glencore Holding AG is Baarermattstrasse 3, P.O. Box 555, CH 6341, Baar, Switzerland. The principal business address of Glencore Investment Pty Ltd is Level 4, 30 The Esplanade, Perth, 6000, Australia. In addition, the above information as to Glencore’s beneficial ownership of our outstanding common stock includes 1,296 shares acquired through the automatic conversion of our Series A Convertible Preferred Stock which was converted subsequent to July 18, 2008 and excludes the 15,578,718 shares of our common stock issuable upon conversion of Series A Convertible Preferred Stock owned by Glencore Investment Pty Ltd, which are convertible only upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment Pty Ltd, or in circumstances that would not result in an increase in the percentage of the outstanding shares of our common stock beneficially owned by Glencore. The rights, preferences and privileges of the Series A Convertible Preferred Stock are described below in “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock” on page S-42.

(3)	Based on information set forth in a Schedule 13G/A filed on November 10, 2008, Prudential Financial, Inc., as the direct or indirect parent of various registered investment advisors and broker dealers, including Jennison Associates LLC (an investment advisor), may be deemed to have direct or indirect voting and/or investment power over 6,899,266 shares of our common stock held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. The principal business address of Prudential Financial, Inc., is 751 Broad Street, Newark, New Jersey 07102-3777. Based on information set forth in a Schedule 13G filed on December 10, 2008, Jennison Associates LLC has sole voting power over 5,291,820 shares of our common stock and shared investment power over 5,476,720 shares. Jennison Associates LLC is a registered investment advisor 100% of the equity interests of which are indirectly owned by Prudential Financial, Inc. Jennison does not file jointly with Prudential Financial, Inc., and shares of our common stock reported on Jennison’s Schedule 13G may be included on the Schedule 13G filed by Prudential. The business address of Jennison Associates LLC is 466 Lexington Avenue, New York, New York 10017.

(4)	Based on information set forth in a Schedule 13G filed on February 8, 2008, by The Guardian Life Insurance Company (“Guardian”), Guardian Investor Services LLC (“GIS”), and RS Investment Management Co. LLC (“RIMC”) (collectively, the “Guardian Reporting Persons”). Guardian is an insurance company and the parent company of GIS and RIMC. GIS is a registered investment adviser, a registered broker-dealer, and the parent company of RIMC, a registered investment adviser. The Guardian Reporting Persons each share voting and investment power over 4,216,966 shares. The business address of the Guardian Reporting Persons is 7 Hanover Square, New York, New York 10004.

DESCRIPTION OF STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2008, we had 49,052,692 shares of our common stock outstanding and 886,000 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plans, and for awards of service based awards and performance share units and 15,578,718 shares of our common stock reserved for future issuance upon conversion of our Series A Convertible Preferred Stock. As of January 23, 2009, 155,787 shares of our Series A Convertible Preferred Stock, par value $0.01 per share, were outstanding.

The following summary description does not purport to be complete and is qualified in its entirety by the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation, our certificate of designation, preferences and rights of our Series A Convertible Preferred Stock, and our amended and restated bylaws, which have been filed as exhibits to our filings with the SEC. See “Where You Can Find More Information” on page S-54. Reference is made to the DGCL, our certificate of incorporation, our certificate of designation and our bylaws for a detailed description of the provisions we have summarized below.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all the directors standing for election. Subject to any preferential rights of any outstanding series of preferred stock created by our Board of Directors, including our Series A Convertible Preferred Stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors from funds which are legally available for that purpose. Upon the liquidation, dissolution or winding up of Century Aluminum, the holders of our common stock are entitled to receive ratably any of our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, including our Series A Convertible Preferred Stock.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All shares of our common stock currently outstanding are, and those to be issued upon the completion of any offering under a prospectus supplement will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are currently outstanding, including our Series A Convertible Preferred Stock, or which we may designate and issue in the future.

The rights, preferences and privileges of holders of our common stock may be modified, as permitted by the DGCL, by amendments to our certificate of incorporation or bylaws. Subject to the provisions of our certificate of incorporation, our bylaws may be altered, amended or repealed either by the affirmative vote of a majority of the Board of Directors at any regular or special meeting of the Board of Directors, or by the affirmative vote of the holders of record of at least 66 2/3 percent of the voting power of the outstanding shares of capital stock of the corporation entitled to vote at an annual meeting or at any special meeting at which a quorum shall be present. Our certificate of incorporation may be amended, except as described below under “— Certain Provisions That May Have an Anti-Takeover Effect” by resolution of our Board of Directors which is approved by a majority of the shares of capital stock entitled to vote thereon.

Our bylaws provide that annual meetings of stockholders will be held each year on such date, and at such time, as will be fixed by our Board of Directors. Written notice of the time and place of the annual meeting must generally be given by mail to each stockholder entitled to vote at least ten days prior to the date of the annual meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the Board of Directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the Board of Directors or executive committee to call a special meeting of stockholders.

Preferred Stock

Under our certificate of incorporation, our Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock without any vote or action by the holders of our common stock. Our Board of Directors may issue preferred stock in one or more series and determine for each series the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting that series, as well as the designation thereof. Depending upon the terms of preferred stock established by our Board of Directors, any or all of the preferred stock could have preference over the common stock with respect to dividends and other distributions and upon the liquidation of Century. In addition, issuance of any shares of preferred stock with voting powers may dilute the voting power of the outstanding common stock.

Series A Convertible Preferred Stock

Shares Authorized and Outstanding.  The number of shares of our Series A Convertible Preferred Stock authorized to be issued and outstanding, as of January 23, 2009, was 160,000 and 155,787, respectively. Century issued to Glencore shares of Series A Convertible Preferred Stock in connection with the termination of the Financial Sales Contracts on July 8, 2008. As of January 23, 2009, Glencore held all of the outstanding Series A Convertible Preferred Stock. See “Certain Relationships and Related Transactions — Recent Transactions with Glencore” on page S-38. Subject to certain exceptions, Glencore is prohibited from transferring these preferred shares except to an affiliate.

Dividend Rights.  So long as any shares of our Series A Convertible Preferred Stock are outstanding, we may not pay or declare any dividend or make any distribution upon or in respect of our common stock or any other capital stock ranking on a parity with or junior to the Series A Convertible Preferred Stock in respect of dividends or liquidation preference, unless we, at the same time, declare and pay a dividend or distribution on the shares of Series A Convertible Preferred Stock (a) in an amount equal to the amount such holders would receive if they were the holders of the number of shares of our common stock into which their shares of Series A Convertible Preferred Stock are convertible as of the record date fixed for such dividend or distribution, or (b) in the case of a dividend or distribution on other capital stock ranking on a parity with or junior to the Series A Convertible Preferred Stock in such amount and in such form as (based on the determination of holders of a majority of the Series A Convertible Preferred Stock) will preserve, without dilution, the economic position of the Series A Convertible Preferred Stock relative to such other capital stock.

Voting Rights.  Except as otherwise provided in the Certificate of Designation, and as otherwise required by law, the Series A Convertible Preferred Stock has no voting rights; provided, however, that, so long as any shares of Series A Convertible Preferred Stock are outstanding, we may not, whether by merger, consolidation or otherwise (but excluding any transaction where shares of Series A Convertible Preferred Stock are automatically converted into common stock of Century or are redeemed), without the affirmative vote of the holders of a majority of the shares of Series A Convertible Preferred Stock then outstanding (voting separately as a class), change the powers, preferences or rights given to the Series A Convertible Preferred Stock through an amendment to the Certificate of Designation or our certificate of incorporation or otherwise, or authorize, create or issue any additional shares of Series A Convertible Preferred Stock.

Liquidation Rights.  Upon any liquidation, dissolution or winding-up of Century, the holders of shares of Series A Convertible Preferred Stock are entitled to receive a preferential distribution of $0.01 per share out of the assets available for distribution. In addition, upon any liquidation, dissolution or winding-up of Century, whether voluntary or involuntary, if our assets are sufficient to make any distribution to the holders of the common stock, then the holders of shares of Series A Convertible Preferred Stock are also entitled to share ratably with the holders of common stock, any stock that ranks on parity with the common stock in respect of liquidation preference, and any other stock that is otherwise entitled to share ratably with the common stock in the distribution of assets in liquidation, in the distribution of Century’s assets (as though the holders of Series A Convertible Preferred Stock were holders of that number of shares of common stock into which their shares of Series A Convertible Preferred Stock are convertible). However, the amount of any such distribution will be reduced by the amount of the preferential distribution received by the holders of the Series A Convertible Preferred Stock.

Transfer Restrictions.  Except for certain permitted encumbrances by lenders and other pledgees, Glencore is prohibited from transferring shares of Series A Convertible Preferred Stock to any party other than an affiliate who agrees to become bound by the Standstill and Governance Agreement entered into in connection with the termination of the Financial Sales Contracts with Glencore. Any lender or pledgee to which Glencore grants a pledge of or mortgage or similar encumbrance on the Series A Convertible Preferred Stock is required to agree to terms and provisions which require that any further transfer of such shares of Series A Convertible Preferred Stock held by such lender or pledgee may be effected only as a sale of the shares of common stock into which such shares of Series A Convertible Preferred Stock are convertible. Such sale must take place in a widely distributed offering pursuant to an effective registration statement under, and otherwise in accordance with, the Registration Rights Agreement described below under the caption “Registration Rights.”

Automatic Conversion.  The Series A Convertible Preferred Stock automatically converts, without any further act of Century or any holders of Series A Convertible Preferred Stock, into shares of common stock, at a conversion ratio of 100 shares of common stock for each share of Series A Convertible Preferred Stock, upon the occurrence of any of the following automatic conversion events:

•	If we sell or issue shares of common stock or any other stock that votes generally with our common stock, or the occurrence of any other event, including a sale, transfer or other disposition of common stock by Glencore, as a result of which the percentage of voting stock held by Glencore decreases, an amount of Series A Convertible Preferred Stock will convert to common stock to restore Glencore to its previous ownership percentage;

•	If shares of Series A Convertible Preferred Stock are transferred to an entity that is not an affiliate of Glencore, such shares of Series A Convertible Preferred Stock will convert to shares of our common stock, provided that such transfers may only be made pursuant to an effective registration statement under, and otherwise in accordance with, the Registration Rights Agreement, as described in greater detail below under the caption “Registration Rights”;

•	Upon a sale of Series A Convertible Preferred Stock by Glencore in compliance with the provisions of Rule 144 under the Securities Act of 1933, as amended, and in a transaction in which the shares of Series A Convertible Preferred Stock and our common stock issuable upon the conversion thereof are not directed to any purchaser, such shares of Series A Convertible Preferred Stock sold will convert to shares of our common stock; and

•	Immediately prior to and conditioned upon the consummation of a merger, reorganization or consolidation to which we are a party or a sale, abandonment, transfer, lease, license, mortgage, exchange or other disposition of all or substantially all of our property or assets, in one or a series of transactions where, in any such case, all of our common stock would be converted into the right to receive, or exchanged for, cash and/or securities, other than any transaction in which the Series A Convertible

Preferred Stock will be redeemed, as described in greater detail below under the caption “Right of Redemption.”

Optional Conversion.  Glencore has the option to convert the Series A Convertible Preferred Stock in a tender offer or exchange offer in which a majority of the outstanding shares of our common stock have been tendered by the holders thereof and not duly withdrawn at the expiration time of such tender or exchange offer, so long as the Series A Convertible Preferred Stock is tendered or exchanged in such offer.

Stock Combinations; Adjustments.  If, at any time while the Series A Convertible Preferred Stock is outstanding, Century combines outstanding common stock into a smaller number of shares, then the number of shares of common stock issuable on conversion of each share of Series A Convertible Preferred Stock will be decreased in proportion to such decrease in the aggregate number of shares of common stock outstanding.

Redemptions or Repurchases of Common Stock.  We may not redeem or purchase our common stock or any other class of our capital stock on parity with or junior to the Series A Convertible Preferred Stock unless we redeem or purchase, or otherwise make a payment on, a pro rata number of shares of the Series A Convertible Preferred Stock. These restrictions do not apply to our open market repurchases or our repurchases pursuant to our employee benefit plans.

Right of Redemption.  The Series A Convertible Preferred Stock will be redeemed by Century if any of the following events occur (at a redemption price based on the trading price of our common stock prior to the announcement of such event) and Glencore votes its shares of our common stock in opposition to such events:

•	We propose a merger, reorganization or consolidation, sale, abandonment, transfer, lease, license, mortgage, exchange or other disposition of all or substantially all of our property or assets where any of our common stock would be converted into the right to receive, or exchanged for, assets other than cash and/or securities traded on a national stock exchange or that are otherwise readily marketable, or

•	We propose to dissolve and wind up and assets other than cash and/or securities traded on a national stock exchange or that are otherwise readily marketable are to be distributed to the holders of our common stock.

Registration Rights.  In connection with the termination of our Financial Sales Contracts with Glencore, we have granted Glencore registration rights with respect to the shares of our common stock into which the Series A Convertible Preferred Stock may be converted. Glencore’s right to require Century to file a registration statement to register such shares becomes effective on November 5, 2008. As described above, the shares of Series A Convertible Preferred Stock convert into shares of our common stock if sold by Glencore in a widely-distributed registered public offering under the Securities Act of 1933, as amended.

We have agreed to register such offerings no more frequently than once every nine months, in minimum offerings of $100 million, and not more than six offerings in total. In these offerings, the parties have agreed to bear their own expenses. Glencore may also participate in any of our public offerings as a selling shareholder, subject to customary rights to limit the number of shares Glencore may sell in such an offering. Glencore is not a selling shareholder in this offering. We may also defer Glencore’s right to register and sell shares according to customary time limits. We have also provided Glencore with customary indemnification rights in connection with such offerings.

Standstill and Governance Agreement

As a part of our issuance of the Series A Convertible Preferred Stock, Glencore has agreed to refrain from taking certain actions. These actions are summarized below:

Acquisition of Additional Voting Securities.  Except for limited circumstances set forth in the agreement, Glencore may not acquire more than 28.5% of our voting securities until April 7, 2009. From April 8, 2009 to January 7, 2010, Glencore may not acquire more than 49% of our voting securities. We have entered into an agreement with Glencore to amend the terms of our Standstill and Governance Agreement to increase the percentage of our voting securities Glencore may acquire prior to April 7, 2009 and to allow Glencore to exercise voting rights with respect to any shares of our common stock it purchases in this offering. If a third party makes a tender or exchange offer for the majority of our outstanding common stock and we do not recommend against such offer and adopt a stockholders’ rights plan, Glencore is permitted to make (a) a confidential business combination proposal to our independent directors or (b) a competing tender or exchange offer for all of our outstanding shares of common stock, followed by a merger to exchange any shares not tendered or exchanged in such offer.

Restrictions on Certain Actions.  During the period prior to April 8, 2009, Glencore may not take the following actions, which restrictions will lapse upon a third party exchange or tender offer, as described above under the caption “Acquisition of Additional Voting Securities”:

•	seek to elect members of our Board of Directors (other than one director to be nominated by Glencore under the agreement) or seek to remove any such member or withhold approval for such member;

•	submit or cause others to submit stockholder proposals;

•	other than as permitted under the agreement, submit business combination proposals or seek to control us or our Board of Directors or encourage or support others to do so;

•	publicly announce any business combination proposal;

•	solicit proxies in opposition or otherwise oppose any recommendation of the Board of Directors;

•	except as permitted by the agreement, form or join any group relating to our securities; or

•	take other similar actions.

Business Combination Proposals.  During the period prior to April 8, 2009, Glencore may not submit business combination proposals to our Board of Directors unless in writing and delivered to a committee of independent directors in a manner which does not require public disclosure, or invited to do so by our committee of independent directors; thereafter, until termination of this agreement (as described below), Glencore may submit such proposals, provided that any such proposal has to be approved by our independent directors before it can be adopted.

Board Nominees.  Glencore may submit to our Board of Directors one Class I nominee to stand for election to our Board of Directors. Inclusion of such nominee is subject to the consent of a majority of the members of our governance and nominating committee, subject to the reasonable exercise of the fiduciary duties of such members.

Voting.  Other than with respect to its nominee, Glencore must vote its shares of our common stock for other nominees for election to our Board of Directors proportionally with our other stockholders prior to April 8, 2009. In all other matters, Glencore may vote its shares of our common stock in its sole discretion.

Termination.  The right of Glencore to nominate one nominee to our Board of Directors will terminate if Glencore holds less than 10% of our equity securities for a period of three continuous months. The restrictions on Glencore’s ability to vote, acquire additional equity securities and take other actions prohibited by the Standstill and Governance Agreement will terminate at the earliest of the following: (a) Glencore holds less than 10% of our equity securities for a period of three continuous months, (b) the consummation of a business combination or tender or exchange offer, (c) January 7, 2010, and (d) a third party acquires 20% or more of our voting securities and we do not adopt a stockholder rights plan in response to such acquisition.

Certain Provisions That May Have an Anti-Takeover Effect

The provisions of our certificate of incorporation and bylaws and the DGCL summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Issuance of preferred stock.  Our certificate of incorporation provides our Board of Directors with the authority to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof.

Business combinations.  In addition to any affirmative vote required by law, our certificate of incorporation requires either: (1) the approval of a majority of the disinterested directors, (2) the approval of the holders of at least two-thirds of the aggregate voting power of the outstanding voting shares of Century, voting as a class, or (3) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 10% or more of our outstanding voting stock.

Classified board.  Our certificate of incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as is practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

Number of directors; removal; vacancies.  Our certificate of incorporation provides that the number of directors shall not be less than 3 nor more than 11. The directors shall have the exclusive power and right to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire Board of Directors. The board can only be increased over 11 through amendment of our restated certificate of incorporation which requires a resolution of the Board of Directors and the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of stock generally entitled to vote, voting as a class.

Our certificate of incorporation and bylaws further provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock generally entitled to vote, voting as a class. In addition, interim vacancies or vacancies created by an increase in the number of directors may be filled only by a majority of directors then in office. The foregoing provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

No stockholder action by written consent; special meetings.  Our certificate of incorporation generally provides that stockholder action may be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the Board of Directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders. Any call for a meeting must specify the matters to be acted upon at the meeting. Stockholders are not permitted to submit additional matters or proposals for consideration at any special meeting.

Stockholder proposals.  The bylaws establish an advance notice procedure for nominations (other than by or at the direction of our Board of Directors) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, the only business that may be conducted at an annual meeting is that which has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given to the secretary of Century timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, the board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendment of certain certificate provisions or bylaws.  Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of our stock, voting as a class, generally entitled to vote to amend the foregoing provisions of our certificate of incorporation and the bylaws.

Section 203 of the DGCL.  We are subject to Section 203 of the DGCL, which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding stock of the corporation, excluding shares owned by directors who are also officers of the corporation and shares owned by certain employee stock plans, or (3) on or after such date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation’s voting stock within three years.

The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of our common stock to a “non-U.S. holder” (as defined below).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular tax status or circumstances. For example, certain former citizens or long-term residents of the United States, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pass-through entities, trusts, estates, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. In addition, this discussion does not address tax consequences to a holder of the use of a functional currency other than the United States dollar. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or any taxes other than income taxes. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

For the purpose of this discussion, a non-U.S. holder is any individual, corporation, estate or trust that is a beneficial holder of our common stock and that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) which has made an election to be treated as a United States person.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition (assuming certain other conditions are met) and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual may be subject to special rules and is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

Investors considering the purchase of common stock should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate and gift tax laws, foreign, state and local laws, and tax treaties.

Dividends

Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Dividends paid to a non-U.S. holder of common stock generally will be subject to United States withholding tax at a 30% rate or at a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly completed Internal Revenue Service Form W-8BEN (or other applicable Internal Revenue Service form) certifying its entitlement to benefits under a treaty.

The 30% withholding tax described above will not apply to dividends paid to a non-U.S. holder that provides a properly completed Internal Revenue Service Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment of the non-U.S. holder within the United States). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. tax resident, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (subject to an applicable lower treaty rate or exemption).

A non-U.S. holder may obtain a refund from the IRS to the extent that the amounts withheld as described above exceed the properly withheld amounts if an appropriate claim for refund is timely filed with the IRS.

Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment of the non-U.S. holder within the United States or

•	we are or have been a “U.S. real property holding corporation” (as defined in the Code), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. The determination of whether we are a U.S. real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and foreign real property interests. We believe that we currently are not, and we do not anticipate becoming, a U.S. real property holding corporation for United States federal income tax purposes.

If the first exception applies, generally the non-U.S. holder will be required to pay U.S. federal income tax on the net gain derived from the sale on a net income basis in the same manner as a U.S. tax resident, and, if the non-U.S. holder is treated for U.S. federal income tax purposes as a corporation, it may be subject to the “branch profits tax” described above.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. Subject to certain exceptions, a similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence. Payments of dividends and the proceeds from a sale or other disposition of common stock may also be subject to backup withholding at the rate specified in the Code, which currently is 28%.

You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

Additional information reporting and backup withholding may apply in the case of dispositions of our common stock by non-United States brokers effected through certain brokers or a United States office of a broker. Such information reporting and backup withholding can be avoided by providing the certification described above to such paying agent.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares

Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of          additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of common stock:

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to Century	$	$	$

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $      million which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have agreed, together with each of our directors, executive officers and Glencore, that without the prior written consent of the representatives on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the cashless exercise of outstanding options that will expire during the 90-day restricted period described above that does not involve the sale or transfer of shares other than to us and provided that the shares received upon such exercise remain subject to the restrictions above;

•	the transfer of shares of our common stock as bona fide gifts or to a trust, provided that the transferred shares remain subject to the restrictions above and the seller is not required to file a Form 4 under the Exchange Act;

•	sales or other dispositions of shares of common stock to us to discharge tax withholding obligations resulting from the vesting of performance shares during the term of the period ending 90 days after the date of this prospectus supplement; provided that the aggregate number of shares withheld by us for all persons subject to these restrictions does not exceed 150,000 shares of common stock;

•	transfers of our common stock or securities convertible into common stock pursuant to our bona fide acquisition by a third party by way of merger, consolidation, stock exchange or tender offer;

•	the grant or award of stock options, performance shares or other stock-based compensation under our Amended and Restated 1996 Stock Incentive Plan as in effect on the date of this prospectus supplement; or

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security or upon the vesting of performance shares or restricted stock outstanding on the date of this prospectus supplement.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, for a period of 30 calendar days starting on the first day of trading. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Credit Suisse Securities (USA) LLC, as the stabilizing agent, or its agents, will engage in any such activities on behalf of the underwriters.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, or “FSMA”) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to us; and

•	it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) our common stock may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common stock shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus supplement and the accompanying prospectus located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase any of our common stock, as the same may be varied in that Member State by any measure implementing the

Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out herein.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock offered through this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans during 2006 and the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes during 2007, (2) express an unqualified opinion on the financial statement schedule, and (3) express an unqualified opinion on the effectiveness of Century Aluminum Company and subsidiaries internal control over financial reporting) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for more information about the operation of the public reference room. The SEC maintains a website (http://www.sec.gov) that contains reports, statements and other information regarding registrants that file electronically. Our SEC reports are also available through the First North Iceland news system (http://omxnordicexchange.com/firstnorth/). You may also obtain additional information about us, including copies of our certificate of incorporation and bylaws, from our website, which is located at www.centuryaluminum.com. Our website provides access to filings made by us through the SEC’s EDGAR filing system, including our annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K, respectively, and ownership reports filed on Forms 3, 4 and 5 after December 16, 2002 by our directors, executive officers and beneficial owners of more than 10% of our outstanding common stock. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus supplement.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act with respect to the securities. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and the securities, reference is made to the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed, in accordance with SEC rules, not to have been filed) until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (including those portions of our Proxy Statement on Schedule 14A relating to our 2008 Annual Meeting of Stockholders, which was filed on April 29, 2008, incorporated by reference therein);

•	Our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Our Current Reports on Form 8-K dated: January 25, 2008; March 25, 2008; April 11, 2008; April 22, 2008; July 8, 2008; July 16, 2008; October 7, 2008; November 25, 2008; December 17, 2008; and December 19, 2008; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed March 4, 1996.

To the extent any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is not incorporated by reference in this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus supplement and accompanying prospectus but have not delivered with this prospectus supplement and accompanying prospectus. You may request a copy of these filings, by writing or telephoning us at:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940
Attention: Corporate Secretary
(831) 642-9300

PROSPECTUS

COMMON STOCK

Century Aluminum Company may offer and sell shares of its common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time our common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our common stock without a prospectus supplement describing the method and terms of the offering.

We may sell our common stock directly or to or through underwriters, to other purchasers and/or through agents. For additional information on the method of sale, you should refer to the section of this prospectus entitled “Plan of Distribution” on page B-6. If any underwriters are involved in the sale of our common stock offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between us and them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CENX.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2007.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of common stock.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer or sell shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus, the relevant prospectus supplement and any “free writing prospectus” we may authorize to be delivered to you, together with additional information described under the next heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 to register the common stock offered under this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information required to be set forth in the registration statement. We believe that we have included or incorporated by reference all information material to investors in this prospectus, but some details that may be important for specific investment purposes have not been included. For further information, you may read the registration statement and the exhibits filed with or incorporated by reference into the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy those reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and on the SEC’s web site at www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed, in accordance with SEC rules, not to have been filed) until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (including those portions of our Proxy Statement on Schedule 14A relating to our 2007 Annual Meeting of Stockholders, which was filed on April 23, 2007, incorporated by reference therein);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007;

•	Our Current Reports on Form 8-K dated: April 30, 2007; April 30, 2007 (amending our Current Report on Form 8-K dated August 8, 2006); March 20, 2007 (as amended by our Current Report on Form 8-K filed on April 13, 2007); March 1, 2007; and February 28, 2007;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed March 4, 1996.

To the extent any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to rather than filed with, the SEC, such information or exhibit is not incorporated by reference in this prospectus.

You may request a copy of those filings, at no cost, by telephoning us at (831) 642-9300 or writing us at the following address: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary.

THE COMPANY

We are a global producer of primary aluminum and the third largest primary aluminum producer in North America. Aluminum is an internationally traded commodity, and its price is effectively determined on the London Metal Exchange, or LME. Our primary aluminum facilities produce standard-grade and value-added primary aluminum products. We produced approximately 680,000 metric tons of primary aluminum in 2006 and recorded net sales of approximately $1.6 billion. In 2006 we more than doubled the capacity at our Grundartangi facility in Iceland from 90,000 metric tons per year, or “mtpy”, at the time of our acquisition of the facility to 220,000 mtpy. Following such expansion, our total primary aluminum production capacity is currently 745,000 mtpy. With the ongoing further expansion of our Grundartangi facility from 220,000 mtpy to 260,000 mtpy, our production capacity is scheduled to increase to 785,000 mtpy in the fourth quarter of 2007. In addition to our primary aluminum assets, we have 50 percent joint venture interests in an alumina refinery, located in Gramercy, Louisiana, and a related bauxite mining operation in Jamaica. The Gramercy refinery supplies substantially all of the alumina used for the production of primary aluminum at our Hawesville, Kentucky, primary aluminum facility.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as “expects,” “anticipates,” “plans,” “believes,” “projects,” “estimates,” “intends,” “should,” “could,” “would,” “will,” “scheduled,” “potential” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those outlined in our SEC filings incorporated by reference, as well as the following:

•	The cyclical nature of the aluminum industry causes variability in our earnings and cash flows;

•	The loss of a customer to whom we deliver molten aluminum would increase our production costs and potentially our sales and marketing costs;

•	Glencore owns a large percentage of our common stock and has the ability to influence matters requiring shareholder approval;

•	We enter into forward sales and hedging contracts with Glencore that help us manage our exposure to fluctuating aluminum prices. Because Glencore is our sole metal hedge counterparty, a material change in our relationship with Glencore could affect how we hedge our exposure to metal price risk;

•	We could suffer losses due to a temporary or prolonged interruption of the supply of electrical power to one or more of our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events;

•	Due to volatile prices for alumina and electricity, the principal cost components of primary aluminum production, our production costs could be materially impacted if we experience changes to or disruptions in our current alumina or power supply arrangements, production costs at our alumina refining operation increase significantly, or if we are unable to obtain economic replacement contracts for our alumina supply or power as those contracts expire;

•	By expanding our geographic presence and diversifying our operations through the acquisition of bauxite mining, alumina refining and additional aluminum reduction assets, we are exposed to new risks and uncertainties that could adversely affect the overall profitability of our business;

•	Changes in the relative cost of certain raw materials and energy compared to the price of primary aluminum could affect our margins;

•	Most of our employees are unionized and any labor dispute could materially impair our ability to conduct our production operations at our unionized facilities;

•	We are subject to a variety of existing environmental laws that could result in unanticipated costs or liabilities and our planned environmental spending over the next three years may be inadequate to meet our requirements;

•	We may not realize the expected benefits of our growth strategy if we are unable to successfully integrate the businesses we acquire;

•	We cannot guarantee that our subsidiary Nordural will be able to complete its planned expansion of the Grundartangi facility from 220,000 mtpy to 260,000 mtpy in the time forecast or without cost overruns; and

•	Our high level of indebtedness reduces cash available for other purposes and limits our ability to incur additional debt and pursue our growth strategy.

We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risks described in our other SEC filings should be considered when reading any forward-looking statements in this document.

USE OF PROCEEDS

Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of our common stock under this prospectus for general corporate purposes, including capital expenditures. From time to time we evaluate the possibility of acquiring businesses and additional production facilities, and we may use a portion of the proceeds as consideration for such acquisitions. Until we use the proceeds for any purpose, we expect to invest them in interest-bearing securities.

DESCRIPTION OF STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of April 30, 2007, we had 32,585,080 shares of our common stock outstanding and 440,000 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plans and approximately 520,000 shares of our common stock reserved for future issuance under our stock option plans and unvested shares of restricted stock.

The following summary description does not purport to be complete and is qualified in its entirety by the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation and our amended and restated bylaws, which have been filed as exhibits to our filings with the SEC. See “Where You Can Find More Information.” Reference is made to the DGCL, our certificate of incorporation and our bylaws for a detailed description of the provisions we have summarized below.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all the directors standing for election. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors from funds which are legally available for that purpose. Upon the liquidation, dissolution or winding up of Century Aluminum, the holders of our common stock are entitled to receive ratably any of our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All shares of our common stock currently outstanding are, and those to be issued upon the completion of any offering under a prospectus supplement will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are currently outstanding or which we may designate and issue in the future. The rights, preferences and privileges of holders of our common stock may be modified, as permitted by the DGCL, by amendments to our certificate of incorporation or bylaws. Subject to the provisions of our certificate of incorporation, our bylaws may be altered, amended or repealed either by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board of directors, or by the affirmative vote of the holders of record of at least 66 2/3 percent of the voting power of the outstanding shares of capital stock of the corporation entitled to vote at an annual meeting or at any special meeting at which a quorum shall be present. Our certificate of incorporation may be amended, except as described below under “Certain Provisions That May Have an Anti- Takeover Effect” by resolution of our board of directors which is approved by a majority of the shares of capital stock entitled to vote thereon.

Our bylaws provide that annual meetings of stockholders will be held each year on such date, and at such time, as will be fixed by our board of directors. Written notice of the time and place of the annual meeting must generally be given by mail to each stockholder entitled to vote at least ten days prior to the date of the annual meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any vote or action by the holders of our common stock. Our board of directors may issue preferred stock in one or more series and determine for each series the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting that series, as well as the designation thereof. Depending upon the terms of preferred stock established by our board of directors, any or all of the preferred stock could have preference over the common stock with respect to dividends and other distributions and upon the liquidation of Century. In addition, issuance of any shares of preferred stock with voting powers may dilute the voting power of the outstanding common stock.

Certain Provisions That May Have an Anti-Takeover Effect

The provisions of our certificate of incorporation and bylaws and the DGCL summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Issuance of preferred stock.  Our certificate of incorporation provides our board of directors with the authority to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof.

Business combinations.  In addition to any affirmative vote required by law, our certificate of incorporation requires either: (1) the approval of a majority of the disinterested directors, (2) the approval of the holders of at least two-thirds of the aggregate voting power of the outstanding voting shares of Century, voting as a class, or (3) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 10% or more of our outstanding voting stock.

Classified board.  Our certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as is practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

Number of directors; removal; vacancies.  Our certificate of incorporation provides that the number of directors shall not be less than 3 nor more than 11. The directors shall have the exclusive power and right to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire board of directors. The board can only be increased over 11 through amendment of our restated certificate of incorporation which requires a resolution of the board and the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of stock generally entitled to vote, voting as a class.

Our certificate of incorporation and bylaws further provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock generally entitled to vote, voting as a class. In addition, interim vacancies or vacancies created by an increase in the number of directors may be filled only by a majority of directors then in office. The foregoing provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

No stockholder action by written consent; special meetings.  Our certificate of incorporation generally provides that stockholder action may be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders. Any call for a meeting must specify the matters to be acted upon at the meeting. Stockholders are not permitted to submit additional matters or proposals for consideration at any special meeting.

Stockholder proposals.  The bylaws establish an advance notice procedure for nominations (other than by or at the direction of our board of directors) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, the only business that may be conducted at an annual meeting is that which has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given to the secretary of Century timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, the board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendment of certain certificate provisions or bylaws.  Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of our stock, voting as a class, generally entitled to vote to amend the foregoing provisions of our certificate of incorporation and the bylaws.

Section 203 of the DGCL.  We are subject to Section 203 of the DGCL, which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding stock of the corporation, excluding shares owned by directors who are also officers of the corporation and shares owned by certain employee stock plans, or (3) on or after such date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation’s voting stock within three years.

The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the common stock that may be offered pursuant to this prospectus.

LEGAL MATTERS

The validity of the common stock offered through this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (2) express an unqualified opinion on the financial statement schedule, (3) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (4) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.